    As Filed with the Securities and Exchange Commission on March 8, 2001
                                                 Registration File No. 333-44956
                                                                       811-10097

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                            ------------------------

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                                 AMERICAN FAMILY
                               VARIABLE ACCOUNT I
                              (EXACT NAME OF TRUST)

                     AMERICAN FAMILY LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                              6000 AMERICAN PARKWAY
                          MADISON, WISCONSIN 53783-0001
          (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                                JAMES F. ELDRIDGE
                     AMERICAN FAMILY LIFE INSURANCE COMPANY
                              6000 AMERICAN PARKWAY
                          MADISON, WISCONSIN 53783-0001
                (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                                    COPY TO:
                              STEPHEN E. ROTH, ESQ.
                         SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                            WASHINGTON, DC 20004-2415

It is proposed that this filing will become effective as soon as practicable after the effective date of the registration statement.

TITLE OF SECURITIES BEING OFFERED: Flexible Premium Variable Universal Life Insurance Policies.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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                  VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                                  ISSUED BY
                     AMERICAN FAMILY VARIABLE ACCOUNT I
                                     AND
                   AMERICAN FAMILY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------

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ADMINISTRATIVE SERVICE CENTER       MAIN ADMINISTRATIVE OFFICE
PO BOX 1296                         6000 AMERICAN PARKWAY
GREENVILLE, SC 29602                MADISON, WISCONSIN 53783-0001
--------------------------------------------------------------------------
                      TELEPHONE: 1-888-428-5433
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  PROSPECTUS

     _______, 2001


This prospectus describes a variable universal life insurance policy ("Policy") issued by American Family Life Insurance Company ("AFLIC" or the "Company"). The Policy is a long-term investment designed to provide significant life insurance benefits for the insured. This prospectus provides information that a prospective owner should know before investing in the Policy. You should consider the Policy in conjunction with other insurance you own. It may not be advantageous to replace existing insurance with the Policy.

You can allocate your Policy's values to:

     - American Family Variable Account I (the "Variable Account"), which invests in the portfolios listed on this page; or
     -   the Fixed Account, which credits a specified rate of interest.

A prospectus for each of the portfolios available through the Variable Account must accompany this prospectus. Please read these documents before investing and save them for future reference.

PLEASE NOTE THAT THE POLICIES AND THE PORTFOLIOS:

     -   are not guaranteed to achieve their goals;
     -   are not federally insured;
     -   are not endorsed by any bank or government agency; and
     -   are subject to risks, including loss of the amount invested.

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THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE
POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------


The following portfolios are available:

-    FIDELITY VARIABLE INSURANCE PRODUCTS FUND
     Fidelity VIP Growth Portfolio
     Fidelity VIP Equity-Income Portfolio

-    FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
     Fidelity VIP II Contrafund(R) Portfolio

-    FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
     Fidelity VIP III Growth & Income Portfolio

-    FEDERATED INSURANCE SERIES
     Federated Quality Bond Fund II
     Federated International Equity Fund II

-    SEI INSURANCE PRODUCTS TRUST
     SEI VP Prime Obligation Fund

-    STRONG VARIABLE INSURANCE FUNDS, INC.
     Strong MidCap Growth Fund II

-    STRONG OPPORTUNITY FUND II, INC.
     STRONG OPPORTUNITY FUND II

TABLE OF CONTENTS
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

GLOSSARY............................................1

POLICY SUMMARY......................................4

     Premiums.......................................4
     Investment Options.............................5
     Cash Value.....................................5
     Charges and Deductions.........................5
     Surrenders and Partial Surrenders..............8
     Death Benefit..................................8
     Transfers......................................9
     Loans..........................................9
     Illustrations.................................10

RISK SUMMARY.......................................11

     Investment Risk...............................11
     Risk of Lapse.................................11
     Tax Risks.....................................11
     Surrender Risks...............................11
     Loan Risks....................................12

THE COMPANY AND THE FIXED ACCOUNT..................13

     American Family Life Insurance Company........13
     The Fixed Account.............................13

THE VARIABLE ACCOUNT AND THE PORTFOLIOS............13

     The Variable Account..........................13
     The Portfolios................................14

THE POLICY.........................................17

     Purchasing a Policy...........................17
     When Insurance Coverage Takes Effect..........17
     Canceling a Policy (Free-Look Right)..........17
     Ownership Rights..............................18

PREMIUMS...........................................19

     Allocating Premiums...........................20

CASH VALUES........................................21

     Cash Value....................................21
     Surrender Value...............................21
     Subaccount Value..............................21
     Accumulation Unit Value.......................22
     Fixed Account Cash Value......................22

CHARGES AND DEDUCTIONS.............................23

     Premium Charge................................24
     Mortality and Expense Risk Charge.............24
     Monthly Deduction.............................24
     Cost of Insurance Charge......................24
     Surrender Charge..............................25
     Specified Amount Increase.....................26
     Partial Surrender Charge......................26
     Transfer Charge...............................26
     Portfolio Expenses............................26

DEATH BENEFIT......................................26

     Insurance Proceeds............................26
     Death Benefit Options.........................27
     Changing Death Benefit Options................28
     Changing the Specified Amount.................28
     Settlement Options............................29
     Accelerated Death Benefit.....................29

SURRENDERS AND PARTIAL SURRENDERS..................30

     Surrenders....................................30
     Partial Surrender.............................30

TRANSFERS..........................................31

     Dollar Cost Averaging.........................31
     Automatic Asset Reallocation..................32

LOANS..............................................32

     Loan Conditions...............................32
     Effect of Policy Loans........................33

POLICY LAPSE AND REINSTATEMENT.....................34

     Lapse.........................................34

     Reinstatement.................................34

FEDERAL TAX CONSIDERATIONS.........................35

     Tax Treatment of Policy Benefits..............35

OTHER POLICY INFORMATION...........................37

     Payment of Policy Benefits....................37
     The Policy....................................38
     Telephone Requests............................38
     Our Right to Contest the Policy...............39
     Suicide Exclusion.............................39
     Misstatement of Age or Gender.................39
     Modifying the Policy..........................39
     Payments We Make..............................40
     Reports to Owners.............................40
     Records.......................................40
     Policy Termination............................40
     Supplemental Benefits and Riders..............41

PERFORMANCE DATA...................................43

ADDITIONAL INFORMATION.............................43

     Sale of the Policies..........................43
     Potential Conflicts of Interest...............44
     Changes to the Variable Account...............45
     Legal Developments
        Regarding Unisex
        Actuarial Tables...........................45
     Voting Portfolio Shares.......................45
     Legal Matters.................................46
     Legal Proceedings.............................46
     Experts.......................................46
     Financial Statements..........................46
     Additional Information About the Company......46
     AFLIC's Executive Officers and Directors......46

GLOSSARY
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

ADDITIONAL PREMIUM PAYMENT
A premium payment you make under the policy other than a Planned Premium
Payment.

ADMINISTRATIVE SERVICE CENTER
An office that provides administrative services and to which the Owner may direct inquiries as to Beneficiary and ownership changes, requests for surrenders, partial surrenders, and transfers. The address of the Administrative Service Center is P.O. Box 1296, Greenville, SC 29602.


AFLIC, THE COMPANY, WE, US, OUR
American Family Life Insurance Company.

APPLICATION
The form completed by the Proposed Insured and/or Proposed Owner when applying for coverage under the Policy. This includes any:
     1.  amendments or endorsements;
     2.  Supplemental Applications;
     3.  Reinstatement Applications.

ATTAINED AGE
The Insured's age, at his/her nearest birthday.

BASE POLICY
The flexible premium variable life insurance policy, not including any Riders.

BENEFICIARY(IES)
The person(s) so named in the Application, unless later changed, to whom any Death Benefit is payable upon the death of an Insured, subject to the conditions and provisions of the Policy.

BUSINESS DAY
A day when the New York Stock Exchange is open for trading, except for the day after Thanksgiving and any day that a Subaccount's corresponding investment option does not value its shares. Assets are valued at the close of the Business Day (4:00 p.m. Eastern Time).

CASH VALUE
The amount calculated as:
1.   the Variable Account Cash Value; plus
2.   the Fixed Account Cash Value.

CODE
The Internal Revenue Code of 1986, as amended.

DEATH BENEFIT
The amount payable to the Beneficiary upon the death of the Primary Insured, according to the conditions and provisions of the Base Policy.

EXCESS INTEREST
Any interest credited in addition to the guaranteed interest in the Fixed
Account.


FIXED ACCOUNT
An account in which the Cash Value accrues interest at no less than a guaranteed minimum rate. The Fixed Account is part of Our general account.



FREE-LOOK PERIOD
The period during which you may examine and return the Policy to Us at Our Administrative Service Center and receive a refund.

FUND
An open end diversified management investment company or unit investment trust in which American Family Variable Account I invests.


GENERAL ACCOUNT
All Our assets other than those allocated to the Variable Account or any other separate account. We have complete ownership and control of the assets of the general account.


GRACE PERIOD
A 61-day period after which a Policy will lapse if you do not make a sufficient payment.

HOME OFFICE
Our office at 6000 American Pkwy, Madison, Wisconsin 53783-0001.

INCREASE IN COVERAGE
An increase in Specified Amount (except for an increase in Specified Amount due to a change in Death Benefit from Option Two to Option One) and any addition of or increase in an Additional Insured Rider or addition of a Children's Insurance Rider.

INITIAL SPECIFIED AMOUNT
The Specified Amount on the policy Issue Date.

INSURANCE PROCEEDS
The amount We pay to the Beneficiary when We receive due proof of the Insured's death.

INSURED
The person named as the Primary Insured on the Application; or an Additional Insured covered under an Additional Insured Rider; or a Child Insured covered under a Children's Insurance Rider.

ISSUE AGE
The Insured's age on his/her birthday nearest the Policy Date. A different Issue Age may apply to any Rider or Increase in Coverage subsequently added to the Policy.

ISSUE DATE
The date shown on the Schedule that the Policy was issued. A Rider or Increase in Coverage subsequently added to the Policy will have its own Issue Date.

LAPSE
When your Policy terminates without value after a grace period. You may reinstate a lapsed Policy, subject to certain conditions.

LOAN BALANCE
The sum of all outstanding policy loans plus accrued loan interest.

MATURITY DATE
The date that the Policy ends if the Primary Insured is living. The Maturity Date is the policy anniversary date nearest the Primary Insured's age 95 unless extended under the Extension of Maturity Date provision.

MEC
A modified endowment contract, as defined under the Code.

MINIMUM PREMIUM
The amount necessary to guarantee the Policy will not lapse during the first five Policy Years. It is equal to the minimum monthly premium (as set forth in your Policy) MULTIPLIED by the number of months since the Policy Date (including the current month).



MONEY PROCESSING CENTER
An address to which the Owner may send all premium payments after the initial premium payment. The address of the Money Processing Center is P.O. Box 7430, Madison, Wisconsin 53777.


MONTHLY DEDUCTION
The amount equal to the sum of:
     1.  the cost of insurance for the Base Policy; and
     2.  the cost of any Rider; and
     3.  a separate monthly policy fee and policy issue fee.

MONTHLY DEDUCTION DAY
The first Monthly Deduction Day is the Policy Date; thereafter, the Monthly Deduction Day is the same day of each month as the Policy Date.

NET CASH VALUE
The amount calculated as:
     1.  the Cash Value; less
     2.  the amount of any policy loan; less
     3.  any policy loan interest due.

NET PREMIUM(S)
The amount of premium remaining after the Premium Charge has been deducted.

OWNER (YOU, YOUR)
The person named in the Application as the Owner, unless later changed.

PLANNED PREMIUM PAYMENT
The amount you elect to pay under the Policy on a periodic basis as set forth in a schedule. Planned Premium Payments serve as the basis for premium payment reminder notices. Payment of Planned Premium Payments may not necessarily keep the Policy in force.

POLICY ANNIVERSARY
The same day and month as the Policy Date in each year following the first Policy Year.

POLICY DATE
The date shown on the Policy Schedule that determines each:
1.   Policy Year;
2.   Policy Anniversary;
3.   policy month; and
4.   the Attained Age of the Insured.
If the Policy Date would otherwise fall on the 29th, 30th or 31st of the month, the Policy Date will be the 28th.

POLICY YEAR
A year that starts on the Policy Date or on a Policy Anniversary.

PORTFOLIO
A separate investment portfolio of a fund. Each Subaccount invests exclusively in one portfolio of a fund.

PREMIUM PAYMENTS
All payments you make under the Policy other than repayments of indebtedness.

PRIMARY INSURED
The person named in the Application as the Primary Insured and on whose life We issue the Base Policy.

PROCEEDS
The amount We pay subject to the Policy's provisions, upon:
1.   the Maturity Date of the Policy; or
2.   the surrender or partial surrender of the Policy.

RIDER
Any benefit, other than the base Policy, made a part of this Policy.

SEC
The Securities and Exchange Commission, a United States government agency.

SPECIFIED AMOUNT
The amount We use in determining the insurance coverage on an Insured's life.

SUBACCOUNT
A subdivision of Variable Account. We invest each Subaccount's assets exclusively in shares of one portfolio.

SURRENDER
To cancel the Policy by signed request from the Owner and return of the Policy to Us at Our Administrative Service Center.

SURRENDER VALUE
An amount equal to:
1.   the Cash Value; minus
2.   the sum of the surrender charge and the Loan Balance.
The Surrender Value of the Policy is never less than zero.

TARGET PREMIUM
An amount of premium payments, based on the Specified Amount and the age of the Insured, used to compute the premium charge and the maximum sales commission.

UNDERWRITING CLASS
The underwriting risk class of the Insured.

VALUATION PERIOD
The time between the close of business on a Business Day and the close of business on the next Business Day.

VARIABLE ACCOUNT
American Family Variable Account I.

POLICY SUMMARY
================================================================================

This summary describes the Policy's important features and corresponds to prospectus sections that discuss the topics in more detail. The glossary defines certain words and phrases used in this prospectus.

PREMIUMS

      - You must pay a minimum initial premium before coverage becomes effective under the Policy.

      - After you pay the initial premium, you can pay additional premiums at any time (prior to the Maturity Date) and in any amount (but not less than $100 for additional premium payments). You can select a premium payment plan to pay planned premiums quarterly, semiannually, or annually. You are not required to pay premiums according to the plan. However, you may greatly increase your risk of lapse if you do not regularly pay premiums. You may also choose to have premiums automatically deducted monthly from your bank account or other source under Our electronic payment plan.

      - You can choose to pay a minimum premium to continue insurance coverage during the first five Policy Years.

      - We will not accept any premiums after the Maturity Date or during the Extension of Maturity period.

      - PAYING YOUR PLANNED PREMIUMS WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. Even if you make premium payments according to your payment plan, your Policy will lapse if the Surrender Value is not enough to pay the Monthly Deduction and any loan interest due.

      - There will be a 61-day grace period before your Policy lapses. Your Policy will not lapse:

         - during the first five Policy Years, if you pay premiums (less any loan balance and partial surrenders) at least equal to the minimum premium (there is no such guarantee for any increase in Specified Amount);

         - if you purchase a Guaranteed Minimum Death Benefit Rider and meet certain conditions; or

         - if you make a payment equal to the outstanding Monthly Deductions and any loan interest due before the end of the grace period.

      -  You may reinstate a lapsed Policy if you meet certain requirements.

      - When you receive your Policy, the free-look period begins. You may return your Policy during this period and receive a refund. We will refund the greater of premium payments made or the Cash Value on the date We receive the Policy plus the amount of any premium charges and any Monthly Deductions.

      - We deduct a premium charge from each premium you pay. Generally, We allocate the remaining amount (the net premium) to the Subaccounts and the Fixed Account in accordance with your allocation instructions.

      - For the first 40 days following the date We issue the Policy, We direct your premium payments allocated to the Variable Account to the Money Market Subaccount. At the end of the 41st day after issuance of the Policy, We allocate the accumulated value to the Subaccounts you selected. We direct your premium payments allocated to the Fixed Account to that account.

                               INVESTMENT OPTIONS

FIXED ACCOUNT:

      - You may place money in the Fixed Account where it earns at least 3% annual interest. We may declare higher rates of interest, but are not obligated to do so.

VARIABLE ACCOUNT:

You may direct the money in your policy to any of the Subaccounts of the Variable Account. WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE SUBACCOUNTS. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

Each Subaccount invests exclusively in one of the following portfolios:

     -   FIDELITY VARIABLE INSURANCE PRODUCTS FUND         -   SEI INSURANCE PRODUCTS TRUST
             Fidelity VIP Growth Portfolio                         SEI VP Prime Obligation Fund
             Fidelity VIP Equity-Income Portfolio

     -   FIDELITY VARIABLE INSURANCE PRODUCTS FUND II      -   STRONG VARIABLE INSURANCE FUNDS, INC.
             Fidelity VIP II Contrafund-Registered                 Strong MidCap Growth Fund II
             Trademark-Portfolio

     -   FIDELITY VARIABLE INSURANCE PRODUCTS III          -   STRONG OPPORTUNITY FUND II, INC.
             Fidelity VIP III Growth & Income Portfolio            Strong Opportunity Fund II

     -   FEDERATED INSURANCE SERIES
             Federated Quality Bond Fund II
             Federated International Equity Fund II

                                   CASH VALUE

     - Cash Value is the sum of your amounts in the Subaccounts and the Fixed Account. Cash Value is the starting point for calculating important values under the Policy, such as the Surrender Value and the death benefit.

     - Cash Value varies from day to day, depending on the investment performance of the Subaccounts you choose, interest We credit to the Fixed Account, charges We deduct, and any other transactions (e.g., transfers, partial surrenders, and loans). WE DO NOT GUARANTEE A MINIMUM CASH VALUE.

                             CHARGES AND DEDUCTIONS

     $ PREMIUM CHARGE: We deduct a premium charge from each premium payment and credit the remaining amount (the net premium) according to your allocation instructions. The Premium Charge is 7.5% of all premiums paid, up to the Target Premium, in Policy Years 1-10; and 5.5% of all premiums paid, up to the Target Premium, in all Policy Years thereafter. For all Policy Years, there is a 3.5% Premium Charge on all premium payments in excess of the Target Premium.


     $ MORTALITY AND EXPENSE RISK CHARGE: We deduct a daily mortality and expense risk charge from the Cash Value in the Subaccounts equal to an annual rate of 0.90% of the average daily net assets of the Subaccounts in Policy Years 1-10, and 0.45% thereafter. We reserve the right to increase this charge to a maximum annual rate of 0.90% for the eleventh Policy Year and Policy Years thereafter.


     $ MONTHLY DEDUCTION: On the Policy Date and on the same day each month thereafter (Monthly Deduction Day), We deduct from the Cash Value:

         - the cost of insurance charge (which depends on a number of variables, such as the Primary Insured's issue age, the Underwriting Class, and the duration of the Policy, that cause this charge to vary from Policy to Policy and from Monthly Deduction Day to Monthly Deduction Day);


         - the monthly policy fee of $6.00 for Specified Amounts $100,000 or greater, and $9.00 per month on Specified Amounts less than $100,000; plus $2.50 per month during the first five Policy Years for the Policy issue fee; and

         - charges for any Riders (see "Accelerated Death Benefit Rider" and "Other Riders" for a description of the Riders and applicable charges).

     $ SURRENDER CHARGES: During the first 14 Policy Years, We deduct a surrender charge if you surrender the Policy or it lapses. The amount of the surrender charge depends on the Underwriting Class of the Primary Insured, issue age, and Policy Year. Increases in Specified Amount have their own surrender charge period. The maximum surrender charge for any Policy is $42 per $1,000 of Specified Amount. A decrease in specified amount does not reduce the original or any additional surrender charge.

THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU MAY HAVE NO SURRENDER VALUE IF YOU SURRENDER YOUR POLICY DURING THE FIRST 14 POLICY YEARS.

     $ PARTIAL SURRENDER CHARGES: For each partial surrender, We deduct a partial surrender charge and a processing fee of 2% of the amount surrendered up to $25 from the Cash Value that remains in the Policy. The partial surrender charge will be in proportion to the charge that would apply to a full surrender.

     $ TRANSFER CHARGE: We assess a $25 fee (from the amount transferred) for the 13th and each additional transfer among the Subaccounts or the Fixed Account in a Policy Year. Only one transfer from the Fixed Account to the Subaccounts may be made per year.

     $ PORTFOLIO EXPENSES: The portfolios deduct management fees and other expenses from their assets. These fees and expenses vary by portfolio and are shown in the following table.


For information concerning compensation paid for the sale of the Policies, see "Sale of the Policies".

The following table shows the fees and expenses charged by the portfolios for the fiscal year ended December 31, 2000. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. Expenses of the portfolios may be higher or lower in the future. Please refer to the portfolios' prospectuses for more information.

ANNUAL PORTFOLIO OPERATING EXPENSES (as a percentage of average portfolio assets)

                                                                                                          TOTAL ANNUAL
                                                 MANAGEMENT                        OTHER EXPENSES        EXPENSES (AFTER
                                                 FEES (AFTER                          (AFTER             FEE WAIVERS AND
                  PORTFOLIO                      FEE WAIVERS)      12b-1 FEES      REIMBURSEMENTS)       REIMBURSEMENTS
                  ---------                      ------------      ----------      ---------------       ---------------
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
     Fidelity VIP Growth Portfolio Service           0.57%            0.25%           0.09%              0.91%
     Class 2(1)                                      0.48%            0.25%           0.10%              0.83%
     Fidelity VIP Equity-Income Portfolio
     Service Class 2(1)

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
     Fidelity VIP II Contrafund-Registered
     Trademark- Portfolio Service Class 2(1)         0.57%            0.25%           0.10%               0.92%

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
     Fidelity VIP III Growth & Income
     Portfolio Service Class 2(1)                    0.48%            0.25%           0.12%               0.85%


                                                                                                          TOTAL ANNUAL
                                                 MANAGEMENT                        OTHER EXPENSES        EXPENSES (AFTER
                                                 FEES (AFTER                          (AFTER             FEE WAIVERS AND
                  PORTFOLIO                      FEE WAIVERS)      12b-1 FEES      REIMBURSEMENTS)        REIMBURSEMENT
                  ---------                      ------------      ----------      ---------------       ---------------
FEDERATED INSURANCE SERIES
     Federated Quality Bond Fund II(2)               0.28%                            0.42%               0.70%
     Federated International Equity Fund II(2)       0.98%                            0.30%               1.28%

SEI INSURANCE PRODUCTS TRUST                        0.075%                           0.615%               0.69%
     SEI VP Prime Obligation Fund(3)

STRONG VARIABLE INSURANCE FUNDS, INC.
     Strong MidCap Growth Fund II(3)                 1.00%                           0.15%                1.15%

STRONG OPPORTUNITY FUND II, INC.
     Strong Opportunity Fund II(4)                   1.00%                           0.11%                1.11%



(1) Actual annual operating expenses for the portfolios were lower than the expenses set forth in the Annual Portfolio Operating Expense table because a portion of the brokerage commissions that each portfolio paid was used to reduce the portfolio's expenses, and/or because through arrangements with the portfolio's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the prospectuses for the portfolios for details.

(2) The adviser has voluntarily agreed to reimburse Federated Quality Bond Fund II and Federated International Equity Fund II to the extent Total Annual Expenses for Federated Quality Bond Fund II exceeds 0.70% of average net assets and Total Annual Expenses for Federated International Equity Fund II exceeds 1.28% of average net assets. Absent reimbursements, the Total Annual Expenses during 2000 would have been 1.52% for Federated Quality Bond Fund II and 1.55% for Federated International Equity Fund II.
w
Although the Federated Quality Bond Fund II has adopted a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Federated Quality Bond Fund II did not pay or accrue a distribution (12b-1) fee during the fiscal year ended December 31, 2000. The Federated Quality Bond Fund II has no present intention of paying or accruing the distribution (12b-1) fee during the fiscal year ending December 31, 2001.

(3) The adviser and administrator for the SEI VP Prime Obligation Fund have each voluntarily agreed to waive a portion of its fee to ensure Total Annual Expenses do not exceed 0.69% of average net assets. Absent reimbursement, the Total Annual Expenses during 2000 would have been 1.39% for the SEI VP Prime Obligation Fund. Other expenses for the SEI VP Prime Obligation Fund are based on estimated amounts for the current fiscal year.


(4) The adviser has voluntarily agreed to reimburse Strong MidCap Growth Fund II and Strong Opportunity Fund II to the extent Total Annual Expenses for the Strong MidCap Growth Fund II exceeds 1.15% of average net assets and Total Annual Expenses for the Srong Opportunity Fund II exceeds 1.11% of average net assets. Absent reimbursement, the Total Annual Expenses during 2000 would have been 1.16% for Strong MidCap Growth Fund II and 1.18% for Strong Opportunity Fund II.

The fee and expense information regarding the portfolios was provided by those portfolios. The Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Federated Insurance Series, SEI Insurance Products Trust, Strong Variable Insurance Funds, Inc. and Strong Opportunity Fund II, Inc. are not affiliated with AFLIC.

                        SURRENDERS AND PARTIAL SURRENDERS

        - SURRENDER: At any time while the Policy is in force, you may make a request to surrender your Policy and receive the Surrender Value. A surrender charge applies if you surrender the Policy during the first 14 Policy Years. A surrender may have tax consequences.

        - PARTIAL SURRENDERS: After the first Policy Year, you may make a written request to withdraw part of the Surrender Value, subject to the following rules.

                  -     You must request at least $250.

                  - For each partial surrender, We also deduct a partial surrender charge from the Cash Value that remains in the Policy in proportion to the charge that would apply to a full surrender (see "Partial Surrender Charge").

                  - For each partial surrender, We also deduct a processing fee of 2% of the amount surrendered, up to $25, from the remaining Cash Value (see "Partial Surrender Charge").

                  - Unless you specify otherwise, We will deduct the requested partial surrender and partial surrender charge from the Subaccounts and the Fixed Account in proportion to the value in each account.

                  -     We allow up to four partial surrenders in a Policy
                        Year.

                  -     Partial surrenders may have tax consequences.

                  - If the Primary Insured dies within two years after a partial surrender, the amount of the partial surrender will be deducted from the insurance proceeds payable to the Beneficiary.

                                  DEATH BENEFIT

        - INSURANCE PROCEEDS: We pay insurance proceeds to the Beneficiary upon due proof of death of the Insured. The insurance proceeds equal the death benefit and any additional insurance provided by Rider less any indebtedness, any unpaid Monthly Deductions, and any partial surrenders within two years of the Primary Insured's death.

        - DEATH BENEFIT OPTION 1 AND OPTION 2: You may choose between two death benefit options under the Policy. You may change death benefit options while the Policy is in force. We calculate the amount available under each death benefit option on the date of the Primary Insured's death using the Primary Insured's Attained Age as of the start of the Policy Year in which the Primary Insured dies.

        -     DEATH BENEFIT OPTION 1 is equal to the greater of:

                  - the Specified Amount (which is the amount of insurance you select) on the date of the Primary Insured's death; or

                  - the Cash Value multiplied by the applicable Cash Value Percentage (see "Death Benefit - Death Benefit Options - Table of Cash Value Percentages", below).

        -     DEATH BENEFIT OPTION 2 is equal to the greater of:

                  - the Specified Amount PLUS the Cash Value on the date of the Primary Insured's death; or

                  - the Cash Value multiplied by the applicable Cash Value Percentage (see "Death Benefit - Death Benefit Options - Table of Cash Value Percentages", below).

        - DEATH BENEFIT OPTION 2 may result in higher cost of insurance charges over time than Death Benefit Option 1. (see "Death Benefit - Changing Death Benefit Options").

        - ACCELERATED DEATH BENEFIT: Under the Accelerated Death Benefit Rider, you may receive accelerated payment of part of your death benefit if the Primary Insured develops a terminal illness (See "Supplemental Benefits and Riders--Accelerated Death Benefit Rider," below).

                                    TRANSFERS

        -     You may make transfers among the Subaccounts and the Fixed
              Account.

        - We charge $25 for the 13th and each additional transfer during a Policy Year.

        -     Only one transfer out of the Fixed Account may be made per year.

        - The minimum amount you may transfer from a Subaccount or the Fixed Account is the lesser of $250 or the total Cash Value in the Subaccount or Fixed Account less any loan balance.

                                      LOANS

        - You may take a loan from your Policy. You may take a preferred loan, up to the amount your Surrender Value exceeds premiums paid, at any time. You may also take a non-preferred loan at any time.

        - The maximum loan amount you may take is 90% of the Surrender Value. You may increase your risk of lapse if you take a loan. Loans may have tax consequences.

        - We charge you a maximum annual interest rate of 8.00% ("charged interest rate") on your loan. Charged interest is due and payable at the end of each Policy Year. Unpaid interest becomes part of the outstanding loan and accrues interest if it is not paid by the end of the Policy Year.

        - We credit interest on loan amounts in the Loan Account ("earned interest rate") and We guarantee that the annual earned interest rate will not be lower than 8% for preferred loans and 6% for non-preferred loans. Preferred loans may have tax consequences.

        - We will allocate an amount equal to the loan ("loan amount") from the Variable Account and Fixed Account to the Loan Account. You may tell Us how to allocate the loan among the Subaccounts and the Fixed Account. If you do not, We will allocate the loan among the Subaccounts and the Fixed Account (minus the loan amount) on a pro rata basis based on the Cash Value in each account. The value in the Loan Account must be at least as great as the loan amount.

        - You may repay all or part of your indebtedness at any time while the Primary Insured is alive and the Policy is in force.

        - We deduct any loan balance from the Cash Value upon surrender, and from the death benefit payable on the Primary Insured's death.

                                  ILLUSTRATIONS

The illustrations provided in Appendix A at the end of this prospectus illustrate death benefits, Cash Values, and Surrender Values. These illustrations are based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. Your rates of return and insurance charges may be higher or lower than these illustrations. YOU SHOULD OBTAIN A PERSONALIZED ILLUSTRATION BEFORE PURCHASING A POLICY.

RISK SUMMARY
================================================================================

The following are some of the risks associated with the Policy.

----------------------------------------------------------------------------------------------------------------------

INVESTMENT RISK               If you invest your Cash Value in one or more Subaccounts, then you will be subject to the risk that investment performance will be unfavorable and that the Cash Value will decrease.  You could lose everything you invest.  If you allocate net premiums to the
                              Fixed Account, then We credit your Cash Value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

----------------------------------------------------------------------------------------------------------------------

RISK OF LAPSE                 If your Surrender Value is not enough to pay the Monthly Deduction and other charges, your Policy may enter a 61-day grace period.  We will notify you that the Policy will lapse unless you make a sufficient payment during the grace period.  Your Policy may also lapse if your indebtedness reduces the Surrender Value to zero.  Your Policy generally will not lapse: (1) during the first five Policy Years, if you pay premiums
                              (less any indebtedness and partial surrenders) equal to or in excess of the minimum premium (there is no such guarantee for any increase in Specified Amount); (2) if you purchase a Guaranteed Minimum Death Benefit Rider and meet certain conditions; or (3)
                              if you make a payment equal to the outstanding Monthly Deductions and any loan interest due before the end of the grace period.  You may reinstate a lapsed Policy, subject to certain conditions.

----------------------------------------------------------------------------------------------------------------------

TAX RISKS                     We anticipate that the Policy should generally be deemed a life insurance contract under Federal tax law.  However, due to limited guidance under the Federal tax law, there is some uncertainty about the application of the Federal tax law to a Policy, particularly if you pay the full amount of premiums permitted under the Policy.
                              Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, you should not be deemed to be in constructive receipt of Cash Value under a
                              Policy until there is a distribution from the Policy.  Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the
                              Beneficiary.  As a result, the Beneficiary generally should not be taxed on these proceeds.

                              Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under Federal tax laws. If a Policy is treated as a
                              MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10%
                              penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income.
                              Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

                              See "Federal Tax Considerations."  You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

----------------------------------------------------------------------------------------------------------------------

SURRENDER RISKS               The surrender charge under the Policy applies for 14 Policy Years after the Policy
                              Date.  An additional surrender charge will be applicable for 14 years from the date of any increase in the Specified Amount.  It is possible that you will receive no
                              Surrender Value if you surrender your Policy in the first few Policy Years.  You should purchase the Policy only if you have the financial ability to keep it in force for a substantial

                              period of time.

                              Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse, because surrender charges affect the
                              Surrender Value which is a measure We use to determine whether your Policy will enter a grace period (and possibly lapse). See "Risk of Lapse," above.

----------------------------------------------------------------------------------------------------------------------

LOAN RISKS                    A policy loan, whether or not repaid, will affect your Policy's Cash Value over time because We subtract the amount of the loan from the Subaccounts and/or Fixed Account as collateral, and this loan collateral does not participate in the investment performance of the Subaccounts.

                              We reduce the amount We pay on the Primary Insured's death by the loan balance. Your
                              Policy may lapse if your indebtedness reduces the Surrender Value to zero.

----------------------------------------------------------------------------------------------------------------------

THE COMPANY AND THE FIXED ACCOUNT
================================================================================

AMERICAN FAMILY LIFE INSURANCE COMPANY

We are a stock life insurance company. We were incorporated under Wisconsin law in 1957. We are subject to regulation by the Officer of the Commissioner of Insurance of the state of Wisconsin, as well as by the insurance departments of all other states in which We do business. We established the Variable Account to support the investment options under the Policy and under other variable life insurance policies We may issue. Our general account supports the Fixed Account option under the Policy.

We are a wholly owned subsidiary of Am Fam, Inc. Am Fam, Inc. is a downstream holding company and a wholly owned subsidiary of American Family Mutual Insurance Company ("American Family Mutual"). American Family Mutual is one of the leading property/casualty insurance companies in the United States with operations in fifteen states located primarily in the Midwest. American Family Mutual offers a broad line of insurance coverage to individuals and businesses, including automobile, accident and health, homeowners, farm owners, mobile homeowners, inland marine, burglary, commercial, personal and fire coverage.

THE FIXED ACCOUNT

The Fixed Account is part of Our general account. We own the assets in the general account, and We use these assets to support Our insurance and annuity obligations other than those funded by Our separate accounts. These assets are subject to Our general liabilities from business operations. Subject to applicable law, We have sole discretion over investment of the Fixed Account's assets. We bear the full investment risk for all amounts allocated or transferred to the Fixed Account. We guarantee that the amounts allocated to the Fixed Account will be credited interest daily at a net effective annual interest rate of at least 3%. The principal, after charges and deductions, is also guaranteed. We will determine any interest rate credited in excess of the guaranteed rate at Our sole discretion. The Fixed Account will not share in the investment performance of Our general account.

Each policy year, We, in Our sole discretion, will establish a current interest rate that will be credited to amounts held in the Fixed Account for the duration of the policy year. For each amount allocated or transferred to the Fixed Account, We will apply the then current interest rate to such amount to the end of the policy year. At the end of the policy year, We reserve the right to declare a new current interest rate on such amounts and accrued interest thereon. You assume the risk that interest credited to amounts in the Fixed Account may not exceed the minimum 3% guaranteed rate.

WE HAVE NOT REGISTERED THE FIXED ACCOUNT WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.

THE VARIABLE ACCOUNT AND THE PORTFOLIOS
================================================================================

THE VARIABLE ACCOUNT

We established American Family Variable Account I as a separate investment account under Wisconsin law. We own the assets in the Variable Account and We are obligated to pay all benefits under the Policies. We may use the Variable Account to support other variable life insurance policies We issue. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws. This registration does not involve supervision of the management or investment practices or policies of the Variable Account by the Securities and Exchange Commission. We have divided the Variable Account into Subaccounts, each of which invests in shares of one portfolio of the following funds:

                  X   Federated Insurance Series
                  X   Fidelity Variable Insurance Products Fund
                  X   Fidelity Variable Insurance Products Fund II
                  X   Fidelity Variable Insurance Products Fund III
                  X   SEI Insurance Products Trust
                  X   Strong Opportunity Fund II, Inc.
                  X   Strong Variable Insurance Funds, Inc.

The Subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

         - Income, gains, and losses, whether or not realized, from assets allocated to the Variable Account will be credited to or charged against the Variable Account without regard to Our other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Subaccount reflect the Subaccount's own investment performance and not the investment performance of Our other assets. The Variable Account assets are held separate from Our other assets and are not part of Our general account. We may not use the Variable Account's assets to pay any of Our liabilities other than those arising from the Policies. If the Variable Account's assets exceed the required reserves and other liabilities, We may transfer the excess to Our general account. The Variable Account may include other Subaccounts that are not available under the Policies and are not discussed in this prospectus.

         - If investment in the funds or a particular portfolio is no longer possible or in Our judgment becomes inappropriate for the purposes of the Variable Account, We may substitute another fund or portfolio without your consent. The substituted fund or portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premiums, or both. However, no such substitution will be made without any necessary approval of the SEC. Furthermore, We may close Subaccounts to allocations of premiums or Cash Value, or both, at any time in Our sole discretion. The funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.

In addition, We reserve the right to make other structural and operational changes affecting the Variable Account. See "Additional Information -- Changes to the Variable Account."

THE PORTFOLIOS

         - The Variable Account invests in shares of certain portfolios. Each portfolio is part of a mutual fund that is registered with the Securities and Exchange Commission as an open-end management investment company. This registration does not involve supervision of the management or investment practices or policies of the portfolios or mutual funds by the Securities and Exchange Commission.

         - Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

         - The following table summarizes each portfolio's investment objective(s) and identifies its investment adviser (and subadviser, if applicable). THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the portfolios, including a description of risks and expenses, in the prospectuses for the portfolios that accompany this prospectus. You should read these prospectuses carefully.

              PORTFOLIO                                 INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
              ---------                                 -------------------------------------------
FEDERATED INTERNATIONAL                / /            INVESTMENT OBJECTIVE: Seeks total return on assets through a
EQUITY FUND II                                        diversified portfolio consisting primarily of non-U.S. stocks.

                                                      INVESTMENT ADVISER: Federated Global Investment Management Corp.


FEDERATED QUALITY BOND                 / /            INVESTMENT OBJECTIVE: Seeks to provide current income by
FUND II                                               investing in a diversified portfolio of investment grade
                                                      securities, which are rated in one of the four highest
                                                      categories by a nationally recognized statistical rating
                                                      organization.

                                                      INVESTMENT ADVISER: Federated Investment Management Company.


FIDELITY VIP EQUITY-INCOME             / /            INVESTMENT OBJECTIVE: Seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the adviser will also consider the potential for capital appreciation.

                                                      INVESTMENT ADVISER: Fidelity Management & Research Company.


FIDELITY VIP GROWTH                    / /            INVESTMENT OBJECTIVE: Seeks to achieve capital appreciation by investing in the common stock of companies that the adviser believes have above-average growth potential.

                                                      INVESTMENT ADVISER: Fidelity Management & Research Company.


FIDELITY VIP II
CONTRAFUND-Registered Trademark-       / /            INVESTMENT OBJECTIVE: Seeks long-term capital appreciation by investing in the securities of companies whose value the adviser believes is not fully recognized by the public.

                                                      INVESTMENT ADVISER: Fidelity Management & Research Company.


FIDELITY VIP III GROWTH & INCOME       / /            INVESTMENT OBJECTIVE: Seeks high total return through a
                                                      combination of current income and capital appreciation.

                                                      INVESTMENT ADVISER: Fidelity Management & Research Company.

              PORTFOLIO                                 INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
              ---------                                 -------------------------------------------

SEI VP PRIME OBLIGATION FUND           / /            INVESTMENT OBJECTIVE: Preserving principal and maintaining liquidity while providing current income.

                                                      INVESTMENT ADVISER: SEI Investments Management Corporation.


STRONG OPPORTUNITY FUND II             / /            INVESTMENT OBJECTIVE: Seeks capital growth.  It currently
                                                      emphasizes medium-sized companies that the adviser believes are under-priced and have attractive growth prospects.

                                                      INVESTMENT ADVISER: Strong Capital Management, Inc.


STRONG MIDCAP GROWTH                   / /            INVESTMENT OBJECTIVE: Seeks capital appreciation.  The Fund
FUND II                                               invests primarily in securities that the adviser believes
                                                      have accelerating growth prospects.

                                                      INVESTMENT ADVISER: Strong Capital Management, Inc.


THESE PORTFOLIOS ARE NOT AVAILABLE FOR PURCHASE DIRECTLY BY THE GENERAL PUBLIC, AND ARE NOT THE SAME AS OTHER MUTUAL FUND PORTFOLIOS WITH VERY SIMILAR OR NEARLY IDENTICAL NAMES THAT ARE SOLD DIRECTLY TO THE PUBLIC. However, the investment objectives and policies of certain portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance of the portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios. THERE CAN BE NO ASSURANCE, AND WE MAKE NO REPRESENTATION, THAT THE INVESTMENT PERFORMANCE OF ANY OF THE PORTFOLIOS AVAILABLE UNDER THE POLICY WILL BE COMPARABLE TO THE INVESTMENT PERFORMANCE OF ANY OTHER PORTFOLIO, EVEN IF THE OTHER PORTFOLIO HAS THE SAME INVESTMENT ADVISER OR MANAGER, THE SAME INVESTMENT OBJECTIVES AND POLICIES, AND A VERY SIMILAR NAME.

PORTFOLIO MANAGEMENT FEES AND CHARGES

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, four portfolios deduct 12b-1 fees. See the Fee Table in this prospectus and the prospectuses for the portfolios.

We receive compensation from certain investment advisers and/or administrators (and/or an affiliate thereof) of the portfolios in connection with administrative services and cost savings experienced by the investment advisers, administrators or affiliates. Such compensation may range up to 0.25% and is based on a percentage of assets of the particular portfolios attributable to the Contract. Some advisers, administrators, or portfolios may pay Us more than others. American Family Securities, LLC, our wholly owned subsidiary broker-dealer, also receives a portion of the 12b-1 fees deducted from certain funds' portfolio assets as reimbursement for providing certain services permitted under the 12b-1 plans of those porfolios.

PLEASE READ THE PORTFOLIO PROSPECTUSES TO OBTAIN MORE COMPLETE INFORMATION REGARDING THE PORTFOLIOS. KEEP THESE PROSPECTUSES FOR FUTURE REFERENCE.

THE POLICY
===============================================================================

PURCHASING A POLICY

To purchase a Policy, you must submit a completed application and an initial premium payment to Us at Our Home Office. You may send the application and initial premium payment to Us through any licensed life insurance agent who is appointed by AFLIC and who is also a registered representative of American Family Securities, LLC, the principal underwriter for the Policy.

The minimum Specified Amount for issue ages 0-17, Nonsmoker underwriting class only, is $100,000. The minimum Specified Amount for issue ages 18-80 in all the underwriting classes is as follows: Select: $150,000; Preferred:
$100,000; Nonsmoker:  $50,000; and Regular:  $50,000.

Generally, the Policy is available for Insureds between issue ages 0-80. We reserve the right to modify Our minimum Specified Amount and underwriting requirements at any time. We must receive evidence of insurability that satisfies Our underwriting standards before We will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

WHEN INSURANCE COVERAGE TAKES EFFECT

If We issue the Policy as applied for, full insurance coverage under the Policy will take effect on the Issue Date, provided sufficient payment has been received. If We issue a Policy other than as applied for, full insurance coverage will take effect either upon the completion of all underwriting and owner payment for and acceptance of the Policy, or on the Issue Date, whichever is later. The Issue Date may be several days later than when the Policy is delivered to you. Full insurance coverage will not begin before the Issue Date set forth in the Policy.

Generally, We will issue the Policy if We determine that the Primary Insured meets Our underwriting requirements and We accept the original application. On the Issue Date, We will begin to deduct monthly deductions from your net premium and We will allocate your premium minus the Monthly Deduction to the Fixed Account until the reallocation date.

In any state other than Kansas, if you pay the minimum initial premium payment with your application, We may give you a conditional receipt. This means that, subject to Our underwriting requirements and subject to a maximum limitation, insurance coverage will become effective on the effective date We specified in the conditional receipt. The effective date will be the latest of (i) the date of completion of the application, (ii) the date of completion of all medical exams and tests We require, (iii) the date requested in the application, and (iv) the date any required amendments have been signed.

In the state of Kansas, temporary insurance coverage may be provided prior to the Issue Date under the terms of a temporary insurance agreement for receipt of the minimum initial premium payment and application. In accordance with Our underwriting rules, temporary insurance coverage may not exceed the lesser of the Specified Amount applied for or $500,000 and will remain in effect until the earlier of the date insurance coverage takes effect under the Policy or the date We mail notice of termination and refund the premium payment.

As provided for under state insurance law, you, to preserve insurance age, may be permitted to backdate the Policy. In no case may the Issue Date be more than six months prior to the date the application was completed. We will make Monthly Deductions for the backdated period on the Issue Date.

CANCELING A POLICY (FREE-LOOK RIGHT)

INITIAL FREE-LOOK. You may cancel a Policy during the free-look period by providing written notice of cancellation and returning the Policy to Us or to the agent who sold it. The free-look period begins when you receive the Policy and generally expires at the end of the 30th day after you receive the Policy. This period will be longer if required by state law. If you decide to cancel the Policy during the free-look period, We will treat the Policy as if We never issued it.

Within seven days after We receive the returned Policy, We will refund an amount equal to the greater of premium payments made or the sum of:

              1. The Cash Value as of the date We receive the returned Policy, plus

              2.    Any premium charges deducted, plus

              3.    Any Monthly Deductions charged against Cash Value.

OWNERSHIP RIGHTS

The Policy belongs to the Owner named in the application. While the Primary Insured is living, the Owner may exercise all of the rights and options described in the Policy. The Owner is the Primary Insured unless the application specifies a different person as the Primary Insured or the Owner is changed thereafter. If the Owner is not the Primary Insured and dies before the Primary Insured, ownership of the Policy will pass to the Owner's estate, unless a contingent Owner has been designated or unless otherwise provided by policy endorsement. To the extent permitted by law, Policy benefits are not subject to any legal process for the payment of any claim against the payee, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment).

The Owner may exercise certain rights described below.

SELECTING AND CHANGING THE         -      You designate the Beneficiary (the
BENEFICIARY                               person to receive the insurance
                                          proceeds when the Insured dies) and
                                          the contingent Beneficiary (the
                                          person to receive the insurance
                                          proceeds if no primary Beneficiary is
                                          alive when the Insured dies) in the
                                          application.

                                   -      You may designate more than one
                                          Beneficiary and/or contingent
                                          Beneficiary. If you designate more
                                          than one such Beneficiary, then each
                                          Beneficiary that survives the Insured
                                          shares equally in any insurance
                                          proceeds unless the Beneficiary
                                          designation states otherwise.

                                   -      If there is not a designated
                                          Beneficiary or contingent Beneficiary
                                          surviving at the Insured's death, We
                                          will pay the insurance proceeds to the
                                          Owner, if living, or the Owner's
                                          estate.

--------------------------------------------------------------------------------

DEATH BENEFIT VS. INSURANCE        -      If any Beneficiary or the Owner is not
PROCEEDS                                  eligible to receive the insurance
                                          proceeds, We will pay the insurance
                                          proceeds as if the ineligible
                                          Beneficiary or Owner died before the
                                          Insured. If no Beneficiary is eligible
                                          and the Owner is not eligible, We will
                                          pay the insurance proceeds to the
                                          Insured's estate.

                                   -      If the Primary Insured is living on
                                          the Maturity Date, and this Policy is
                                          in force, We will pay the Owner the
                                          proceeds of this Policy, unless the
                                          Owner has elected to extend the
                                          Maturity Date.

                                   -      Unless there is an irrevocable
                                          Beneficiary, you can change the
                                          Beneficiary while the Insured is
                                          living by providing a written notice
                                          satisfactory to Us. If We approve, the
                                          change is effective as of the date you
                                          complete and sign the written notice,
                                          regardless of whether the Insured is
                                          living when We receive the notice. We
                                          are not liable for any
                                          payment or other actions We take
                                          before We receive your written notice.

                                   -      A Beneficiary generally may not
                                          pledge, commute, or otherwise encumber
                                          or alienate payments under the Policy
                                          before they are due.

--------------------------------------------------------------------------------

CHANGING THE OWNER                 -      You may change the Owner at any time
                                          while the Primary Insured is alive by
                                          providing a written notice
                                          satisfactory to Us.  If We approve,
                                          the change is effective as of the date
                                          you complete and sign the written
                                          notice, regardless of whether the
                                          Primary Insured is living when We
                                          receive the request.

                                   -      We are not liable for any payment or
                                          other actions We take before We
                                          receive your written notice.

                                   -      Changing the Owner does not
                                          automatically change the Beneficiary.

                                   -      CHANGING THE OWNER MAY HAVE TAX
                                          CONSEQUENCES. YOU SHOULD CONSULT A TAX
                                          ADVISER BEFORE CHANGING THE OWNER.

--------------------------------------------------------------------------------

ASSIGNING THE POLICY               -      You may assign Policy rights while the
                                          Primary Insured is alive by submitting
                                          written notice to Us.

                                   -      Your interests and the interests of
                                          any Beneficiary or other person will
                                          be subject to any assignment unless
                                          the Beneficiary was designated an
                                          irrevocable Beneficiary before the
                                          assignment.

                                   -      You retain any Ownership rights that
                                          are not assigned.

                                   -      We are not:
                                          -  bound by any assignment unless We
                                             receive a written notice of the
                                             assignment;
                                          -  responsible for validity of any
                                             assignment or determining the
                                             extent of an assignee's interest;
                                             or
                                          -  liable for any payment We make
                                             before We receive written notice
                                             of the assignment.

                                   -      ASSIGNING THE POLICY MAY HAVE TAX
                                          CONSEQUENCES.  SEE "FEDERAL TAX
                                          CONSIDERATIONS -- Tax TREATMENT OF
                                          POLICY BENEFITS."

PREMIUMS
================================================================================

MINIMUM INITIAL PREMIUM PAYMENT. The minimum initial premium payment is due on or before the date the Policy is delivered. No insurance will take effect until the minimum initial premium payment is made, and the health and other conditions of the Primary Insured described in the application must not have changed.

PREMIUM FLEXIBILITY. When you apply for a Policy, you will elect to pay Planned Premium Payments on a quarterly, semiannual, or annual basis (Planned Premium Payments). We will then send you a Planned Premium Payment reminder notice as each planned payment becomes "due." However, you do not have to pay premium payments according to any schedule. You have flexibility to determine the frequency and the amount of the premium payments you make, and you can change the Planned Premium Payment schedule at any time. If you are submitting a premium payment with a premium payment reminder notice, the address for payment will be enclosed with the notice. You may send premium payments without a premium reminder notice to Our Administrative Service Center. You may also choose to have premium payments automatically deducted monthly, quarterly, semiannually or annually from your bank account or other source under the electronic payment plan. Payment of the planned premiums does not guarantee that the Policy will remain in force. See "Policy Lapse and Reinstatement."

You may not make any premium payments after the Policy's Maturity Date. You may not make additional premium payments of less than $100. We have the right to:

         1. Limit or refund a premium payment that would disqualify the Policy as a life insurance contract under the Internal Revenue Code of 1986 as amended (the "Code");

         2.       Limit any increase in Planned Premium Payments;

         3. Limit the number and amount of additional premium payments and Planned Premium Payments; or

         4.       Apply certain premium payments as repayment of policy loans.

You can stop making premium payments at any time and your Policy will continue in force until the earlier of the Maturity Date, or the date when either: (1) the Primary Insured dies; (2) the grace period ends without a sufficient payment (see "Policy Lapse and Reinstatement"); or (3) We receive your written notice requesting a surrender of the Policy.

MINIMUM PREMIUM PAYMENT. The minimum premium payment is the monthly premium payment amount necessary to guarantee insurance coverage during the first five Policy Years. Your Policy's schedule page will show a minimum premium payment amount for your Policy, which is based on the Primary Insured's issue age, underwriting class, Specified Amount, and Riders. The minimum premium payment may increase if you increase the Specified Amount or add supplemental benefits to your Policy. The minimum premium payment may decrease for any supplemental benefit you decrease or discontinue or if the Primary Insured's Underwriting Class changes. The minimum premium payment will not decrease if you decrease the Specified Amount. See "Death Benefit -- Changing the Specified amount."

PREMIUM LIMITATIONS. The Code provides for exclusion of the death benefit from a Beneficiary's gross income if total premium payments do not exceed certain stated limits. In no event can the total of all premium payments under a Policy exceed these limits. We have established procedures to monitor whether aggregate premium payments under a Policy exceed those limits. If a premium payment is paid which would result in total premium payments exceeding these limits, We will accept only that portion of the premium payment which would make total premiums equal the maximum amount which may be paid under the Policy. We will notify you of available options with regard to the excess premium payment. If a satisfactory arrangement is not made, We will refund this excess to you. If total premium payments do exceed the maximum premium limitations established by the Code, however, the excess of a Policy's death benefit over the Policy's Surrender Value should still be excludable from gross income.

The maximum premium payment limitations set forth in the Code depend in part upon the amount of the death benefit at any time. As a result, any Policy changes which affect the amount of the death benefit may affect whether cumulative premium payments under the Policy exceed the maximum premium limitations.

TAX-FREE EXCHANGES (1035 EXCHANGES). We may accept as part of your initial premium payment, money from another life insurance contract that qualified for a tax-free exchange under Section 1035 of the Code, contingent upon receipt of the cash from that contract. If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

ALLOCATING PREMIUMS

When you apply for a Policy, you must instruct Us in the application to allocate your net premium payment to one or more Subaccounts of the Variable Account and/or to the Fixed Account according to the following rules:

Allocation percentages must be in whole numbers no less than 10% and the sum of the percentages must equal 100%.

For the first 40 days following the date We issue the Policy, We direct your premium payments allocated to the Variable Account to the Money Market Subaccount. At the end of the 41st day after issuance of the Policy, We allocate that value to the Subaccounts you selected. We direct your premium payments allocated to the Fixed Account to that account on the issuance date.


We will allocate any subsequent net premium payment as of the date We receive it at Our Money Processing Center or Home Office according to your current premium allocation instructions. Subsequent net premium payments received in connection with a request to increase the Specified Amount would be allocated after the completion of any underwriting necessary for the approval of such increase in Specified Amount.


You can change the allocation instructions for future premium payments at any time, either in writing or over the phone if the appropriate authorization is in effect. The change will be effective on the Business Day on or next following the date We receive your written instructions at Our Administrative Service Center, or the date instructions are provided to Us over the telephone.

Investment returns from amounts allocated to the Subaccounts will vary with the investment performance of these Subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS. You should periodically review your allocation schedule in light of market conditions and your overall financial objectives.

CASH VALUES
================================================================================

CASH VALUE

The Cash Value serves as the starting point for calculating values under a Policy.


CASH VALUE:                          -    equals the sum of all values in the
                                          Fixed Account, the Loan Account, and
                                          in each Subaccount;
                                     -    is determined first on the Policy Date
                                          and then on each Business Day; and
                                     -    has no guaranteed minimum amount and
                                          may be more or less than premiums
                                          paid.

SURRENDER VALUE

The Surrender Value is the amount We pay to you when you surrender your Policy. We determine the Surrender Value at the end of the valuation period when We receive your written surrender request.


SURRENDER VALUE AT THE END OF ANY         -  the Cash Value as of such date;
BUSINESS DAY EQUALS:                         MINUS
                                          -  any surrender charge as of such
                                             date; MINUS
                                          -  any loan balance.

SUBACCOUNT VALUE

At the end of any valuation period, the Cash Value in a Subaccount is equal to the number of accumulation units in the Subaccount multiplied by the accumulation unit value of that Subaccount.


THE NUMBER OF ACCUMULATION UNITS     -   the initial accumulation units
IN ANY SUBACCOUNT AT THE END OF          purchased at the accumulation unit
ANY BUSINESS DAY EQUALS:                 value on the Issue Date; PLUS
                                     -   accumulation units purchased with
                                         additional premiums; PLUS
                                     -   accumulation units purchased via
                                         transfers from another Subaccount,
                                         the Fixed Account, or the Loan
                                         Account; MINUS
                                     -   accumulation units redeemed to pay for
                                         Monthly Deductions; MINUS
                                     -   accumulation units redeemed to pay for
                                         partial surrenders; MINUS
                                     -   accumulation units redeemed as part of
                                         a transfer to another Subaccount, the
                                         Fixed Account, or the Loan Account.

Every time you allocate or transfer money to or from a Subaccount, We convert that dollar amount into accumulation units. We determine the number of accumulation units We credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the accumulation unit value for that Subaccount at the end of the valuation period.

ACCUMULATION UNIT VALUE

The accumulation unit value for each Subaccount was arbitrarily set at $10 when the Subaccount began operations. Thereafter, the accumulation unit value at the end of every valuation period is the accumulation unit value at the end of the previous valuation period times the net investment factor, as described below.

The net investment factor is an index applied to measure the investment performance of a Subaccount from one valuation period to the next. Each Subaccount has a net investment factor for each valuation period which may be greater or less than one. Therefore, the value of an accumulation unit may increase or decrease. The net investment factor for any Subaccount for any valuation period is determined by adding to 1.000 the net investment rate. The net investment rate equals:

    - the net assets of the portfolio held in the Subaccount, determined at the end of the current valuation period; MINUS

    - the net assets of the portfolio held in the Subaccount, determined at the end of the last prior valuation period; MINUS

    -    a daily charge for the mortality and expense risk charge; PLUS OR
         MINUS

    - the per share charge or credit for any taxes reserved for the immediately preceding valuation period; DIVIDED BY

    - the total value of the Subaccount accumulation units for the immediately preceding valuation period.

FIXED ACCOUNT CASH VALUE

On the Issue Date, the Fixed Account Cash Value is equal to the net premiums allocated to the Fixed Account, less the portion of the first Monthly Deduction taken from the Fixed Account.


THE FIXED ACCOUNT CASH VALUE           -    the net premium(s) allocated to the
AT THE END OF ANY BUSINESS                  Fixed Account;  PLUS
DAY IS EQUAL TO:                       -    any amounts transferred to the Fixed
                                            Account;  PLUS
                                       -    interest credited to the Fixed
                                            Account;  MINUS
                                       -    amounts deducted to pay for Monthly
                                            Deductions; MINUS

                                       -    amounts withdrawn from the Fixed
                                            Account; MINUS
                                       -    amounts transferred from the Fixed
                                            Account to a Subaccount or the Loan
                                            Account.

Interest will be credited to the Fixed Account daily as follows:

      - for amounts in the Fixed Account for the entire policy month interest will be credited from the beginning to the end of the policy month;
      - for amounts allocated to the Fixed Account during the policy month interest will be credited from the date the net premium or loan repayment is allocated to the end of the policy month;
      - for amounts transferred to the Fixed Account during the policy month interest will be credited from the date of the transfer to the end of the policy month;
      - for amounts deducted or withdrawn from the Fixed Account during the prior policy month interest will be credited from the beginning of the prior policy month to the date of deduction or withdrawal.

CHARGES AND DEDUCTIONS
================================================================================

We make certain charges and deductions under the Policy. These charges and deductions compensate Us for: (1) services and benefits We provide; (2) costs and expenses We incur; and (3) risks We assume.

SERVICES AND BENEFITS WE PROVIDE:           -   the death benefit, cash, and
                                                loan benefits under the Policy
                                            -   investment options, including
                                                premium payment allocations
                                            -   administration of elective
                                                options
                                            -   the distribution of reports to
                                                Owners

COSTS AND EXPENSES WE INCUR:                -   costs associated with processing
                                                and underwriting applications,
                                                and with issuing and
                                                administering the Policy
                                                (including any Riders)

                                            -   overhead and other expenses for
                                                providing services and
                                                benefits, and sales and
                                                marketing  expenses, including
                                                compensation paid in connection
                                                with the sale of the Policies

                                            -   other costs of doing business,
                                                such as collecting premium
                                                payments, maintaining records,
                                                processing claims, effecting
                                                transactions, and paying
                                                Federal, state, and local
                                                premium and other taxes and fees

RISK WE ASSUME:                             -   that the cost of insurance
                                                charges We may deduct are
                                                insufficient to meet Our actual
                                                claims because Insureds die
                                                sooner than We estimate
                                            -   that the costs of providing the
                                                services and benefits under the
                                                Policies exceed the charges We
                                                deduct

PREMIUM CHARGE

Prior to allocation of a premium payment, We deduct a charge from each premium payment to compensate Us for distribution expenses and certain taxes. We credit the remaining amount (the net premium) to your Policy's Cash Value according to your allocation instructions. The Premium Charge is 7.5% of premiums paid, up to the Target Premium in Policy Years 1-10 and 5.5% of premiums paid, up to the Target Premium, in all Policy Years thereafter. For all Policy Years, there is a 3.5% Premium Charge on all premium payments in excess of the Target Premium.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge from each Subaccount to compensate Us for certain mortality and expense risks We assume. The mortality risk is that the Primary Insured will live for a shorter time than We project. The expense risk is that the expenses that We incur will exceed the administrative charge limits We set in the Policy.

This charge is equal to an annual rate of 0.90% of the average daily net assets of the Variable Account in Policy Years 1-10, and 0.45% thereafter. We reserve the right to increase this charge to a maximum annual rate of 0.90% for the eleventh Policy Year and Policy Years thereafter.

If this charge does not cover Our actual costs, We may absorb any such loss. Conversely, if the charge more than covers actual costs, the excess is added to Our surplus. We expect to profit from this charge and may use these profits for any lawful purpose including covering distribution expenses.


MONTHLY DEDUCTION

We deduct a Monthly Deduction from the Cash Value on the Monthly Deduction Day to compensate Us for administrative expenses and for the Policy's insurance coverage. We will make deductions from the Cash Value in each Subaccount and the Fixed Account on a pro rata basis (i.e., in the same proportion that the Cash Value in each Subaccount and the Fixed Account bears to the unloaned Cash Value on the Monthly Deduction Day). Because portions of the Monthly Deduction (such as the cost of insurance) can vary from month-to-month, the Monthly Deduction will also vary.


The Monthly Deduction has three components:

         -    the cost of insurance charge;

         -    the policy fee; and

         -    costs of any Riders (as specified in the applicable Rider(s)).


We assess a monthly cost of insurance charge to compensate Us for underwriting the death benefit. The charge depends on a number of variables (Primary Insured's issue age, Underwriting Class, Policy Year, and Specified Amount) that would cause it to vary from Policy to Policy and from Monthly Deduction Day to Monthly Deduction Day. Your Policy's schedule page indicates the guaranteed cost of insurance charge applicable to your Policy.

COST OF INSURANCE CHARGE

For Death Benefit Option One the cost of insurance on any Monthly Deduction Day is:

         - the Death Benefit on the Monthly Deduction Day, divided by 1.00246627; minus:

         - the Policy's Adjusted Cash Value on the Monthly Deduction Day; multiplied by:

         - the applicable cost of insurance rates on the Monthly Deduction Day divided by 1,000.

For Death Benefit Option Two the cost of insurance on any Monthly Deduction Day is:

         - the Death Benefit on the Monthly Deduction Day plus the Policy's Adjusted Cash Value on the Monthly Deduction Day divided by
              1.00246627 minus:

         - this Policy's Adjusted Cash Value on the Monthly Deduction Day; multiplied by:

         - the applicable cost of insurance rates on the Monthly Deduction Day divided by 1,000.

ADJUSTED CASH VALUE. The Adjusted Cash Value for the Base Policy is the Cash Value reduced by the monthly cost of any Riders (except a Rider for total disability) and the Monthly Deduction.

We calculate the cost of insurance charge separately for the initial Specified Amount and for any increase in Specified Amount. If We approve an increase in your Policy's Specified Amount, then a different underwriting class (and a different cost of insurance charge) may apply to the increase, based on the Insured's circumstances at the time of the increase.

COST OF INSURANCE RATES. We base the cost of insurance rates on the Primary Insured's issue age, underwriting class, number of full years the insurance has been in force, and the Specified Amount. The actual monthly cost of insurance rates are based on Our expectations as to future mortality and expense experience. The rates will never be greater than the guaranteed cost of insurance rates stated in your Policy. These guaranteed rates are based on the 1980 Commissioner's Standard Ordinary Mortality Table and the Primary Insured's issue age, and underwriting class. Any change in the cost of insurance rates will apply to all persons of the same issue age, underwriting class, and number of full years insurance has been in force.

UNDERWRITING CLASS. We currently have four underwriting classes: Select, Preferred, Nonsmoker, and Regular. Insureds are placed in a class depending on their mortality risks. The underwriting class of the Insured will affect the cost of insurance rates.

         - In an otherwise identical Policy, an Insured in the Select class will have a lower cost of insurance than an Insured in the Regular class.

         - Nonsmoking Insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers in the same Underwriting Class.

POLICY FEE. Each month We deduct a policy fee of $6.00 for Specified Amounts $100,000 or greater and $9.00 for Specified Amounts less than $100,000. There is an extra $2.50 per month charge in the first five Policy Years.

CHARGES FOR RIDERS. The Monthly Deduction includes charges for any supplemental insurance benefits you add to your Policy by Rider. See "Other Policy Information -- Supplemental Benefits and Riders."

SURRENDER CHARGE

Surrender charges are deducted to compensate Us partially for the cost of administering, issuing, and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of applications for insurance, processing of the applications, establishing policy records, and Policy issue. We do not expect surrender charges to cover all of these costs. To the extent that they do not, We will cover the short-fall from Our general account assets, which may include profits from the mortality and expense risk charge and cost of insurance charge.

SURRENDER CHARGE. If your Policy lapses, or you fully surrender your Policy during the first 14 Policy Years, We deduct a surrender charge from your Cash Value and pay the remaining amount (less any Loan Balance) to you. The payment you receive is called the Surrender Value.

The amount of the surrender charge depends on the Specified Amount, underwriting class of the Primary Insured, issue age and Policy Year. Increases in Specified Amount have their own surrender charge penalty period. The maximum surrender charge for any Policy is $42 per $1,000 of Specified Amount. A decrease in Specified Amount does not reduce the original surrender charge or any additional surrender charge.

THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CAREFULLY CALCULATE THESE CHARGES BEFORE YOU REQUEST A SURRENDER OR INCREASE IN SPECIFIED AMOUNT. Under some circumstances the level of surrender charges might result in no Surrender Value being available.

SPECIFIED AMOUNT INCREASE

If you increase the Specified Amount of the Policy, the minimum premium will increase as will the monthly cost of insurance. Each increase in Specified Amount has its own effective date and results in additional surrender charges.

PARTIAL SURRENDER CHARGE

After the first Policy Year, you may request a partial surrender from your Cash Value. For each partial surrender, We will deduct a partial surrender charge from the Cash Value that remains in the Policy. The charge will be in proportion to the charge that would apply to a full surrender and is computed as the amount of the Cash Value surrendered divided by the total amount of Surrender Value. This charge reduces future surrender charges in the same proportion. These charges are to compensate Us for administrative costs in generating the withdrawal payment and in making all calculations which may be required because of the partial surrender. For each partial surrender, We also will deduct a processing fee of 2% of the amount surrendered, up to $25, from the remaining Cash Value.

TRANSFER CHARGE

We currently allow you to make 12 transfers among the Subaccounts or from the Subaccounts to the Fixed Account each Policy Year free of charge. Included in the 12 free transfers is one free transfer from the Fixed Account to the Subaccounts.

     - We deduct $25 for the 13th and each additional transfer made during a Policy Year to compensate Us for the costs of processing these transfers.
     - For purposes of assessing the transfer charge, We consider all telephone and/or written requests processed on the same day to be one transfer, regardless of the number of Subaccounts (or Fixed Account) affected by the transfer(s).

     -   We deduct the transfer charge from the amount being transferred.
     - Transfers due to dollar cost averaging, automatic asset reallocation, loans, or the initial reallocation of Cash Value from the Money Market Subaccount do NOT count as transfers for the purpose of assessing this charge.

PORTFOLIO EXPENSES

The value of the net assets of each Subaccount reflects the management fees and other expenses incurred by the corresponding portfolio in which the Subaccount invests. For further information, consult the portfolios' prospectuses and the Annual Portfolio Operating Expenses table included in the summary of this prospectus.

DEATH BENEFIT
================================================================================

INSURANCE PROCEEDS

As long as the Policy is in force, We will pay the insurance proceeds to the Beneficiary once We receive satisfactory proof of the Insured's death. We may require you to return the Policy. We will pay the insurance proceeds in a lump sum (either by means of a check or a Flexible Settlement Account, which is similar to a checking account except that it is not FDIC insured) or under a settlement option. We will pay any insurance proceeds to the primary Beneficiary if he or she survives the Insured. We will pay the insurance proceeds to the contingent Beneficiary if he or she survives the Insured and there is no living primary Beneficiary at the time of the Insured's death. If no

Beneficiary or contingent Beneficiary is alive when the Insured dies, We will pay the insurance proceeds to the Owner, if living, or the Owner's estate. See "Death Benefit -- Settlement Options" and "Other Policy Information -- Payment of Policy Benefits."


INSURANCE PROCEEDS EQUAL:     -   the death benefit (described below); PLUS
                              -   any additional insurance provided by Rider;
                                  MINUS
                              -   any unpaid Monthly Deductions; MINUS
                              -   any outstanding indebtedness; MINUS
                              -   for Option 1 policies only, the amount of any
                                  partial surrender within 2 years of the
                                  Primary Insured's death.

If all or part of the insurance proceeds are paid in one sum (by either a check or a Flexible Settlement Account) or through a settlement option, We will pay interest on this sum as required by applicable state law from the date of the Primary Insured's death to the date We make payment.

An increase in the Specified Amount may increase the death benefit, and a decrease in the Specified Amount may decrease the death benefit.

We may further adjust the amount of the insurance proceeds under certain circumstances. See "Other Policy Information -- Our Right to Contest the Policy," and "Other Policy Information -- Misstatement of Age or Sex."

DEATH BENEFIT OPTIONS

The Policy provides two death benefit options: Option 1 and Option 2. We calculate the amount available under each death benefit option as of the date of the Primary Insured's death. Under either option, the length of the death benefit coverage depends upon the Policy's Surrender Value. See "Policy Lapse and Reinstatement."

The Death Benefit under         -   the Specified Amount; or
OPTION 1 is the greater of:     -   the Cash Value (determined on the date of
                                    the Primary Insured's death) MULTIPLIED by the applicable percentage listed in the table below.

The Death Benefit under         -   the Specified Amount plus the Cash Value
OPTION 2 is the greater of:         (determined on the date of the Primary
                                    Insured's death); or
                                -   the Cash Value (determined on the date
                                    of the Primary Insured's death) MULTIPLIED by the applicable percentage listed in the table below.

For Option 1 only, the Death Benefit will be reduced by the amount of any partial surrenders including any partial surrender charge and processing fee charged within two years of the date of death of the Primary Insured.

ATTAINED         CASH          ATTAINED      CASH           ATTAINED      CASH          ATTAINED      CASH
AGE              VALUE%        AGE           VALUE%         AGE           VALUE %       AGE           VALUE%

up to 40         250           51            178            62            126           73            109
41               243           52            171            63            124           74            107
42               236           53            164            64            122           75-90         105
43               229           54            157            65            120           91            104
44               222           55            150            66            119           92            103
45               215           56            146            67            118           93            102
46               209           57            142            68            117           94            101
47               203           58            138            69            116           95            100
48               197           59            134            70            115
49               191           60            130            71            113
50               185           61            128            72            111

WHICH DEATH BENEFIT OPTION TO CHOOSE. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option 2. If you are satisfied with the amount of the Primary Insured's existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Cash Value, you should choose Option 1.

The amount of the death benefit may vary with the Cash Value.

- Under Option 1, the death benefit will vary with the Cash Value whenever the Cash Value multiplied by the applicable percentage is greater than the Specified Amount.

-             Under Option 2, the death benefit will always vary with the Cash
              Value.

CHANGING DEATH BENEFIT OPTIONS

You may change death benefit options at any time with no additional charge while the Policy is in force. Changing the death benefit option may have tax consequences and may affect the Adjusted Cash Value and Specified Amount (which would affect the monthly cost of insurance charge). However, We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. You should consult a tax adviser before changing death benefit options.

- You must submit a written request for any change in death benefit options.

- We will require evidence of insurability satisfactory to Us for a change from Option 1 to Option 2.

- The effective date of the change in death benefit option will be the Monthly Deduction Day on or following the date when We receive your request for a change.

If you change from OPTION 1 to OPTION 2:

         X    We will first decrease the Specified Amount (beginning with the most recent increase, then the next most recent increases in succession, and then the initial Specified Amount) and then any applicable Rider coverage amounts by the Cash Value on the effective date of the change.
         X    The death benefit will NOT change on the effective date of the change.
         X    The minimum premium may change.
         X    There will be a relative increase in the cost of insurance charges over time because the net amount at risk will remain level rather than decrease as the Cash Value increases (unless the death benefit is based on the applicable percentage of Cash Value).

         X If the Specified Amount or applicable Rider coverage amount would be reduced to less than the minimum initial Specified Amount or minimum amount in which the Policy or applicable Rider could be issued, then We will not allow the change in death benefit option.

If you change from OPTION 2 to OPTION 1:

         X    The Specified Amount will be increased by the Cash Value on the effective date of the change.
         X    The death benefit will NOT change on the effective date of the change.
         X    The minimum premium may change.
         X    Unless the death benefit is based on the applicable percentage of
              Cash Value, if the Cash Value increases, the net amount at risk will decrease over time.

CHANGING THE SPECIFIED AMOUNT

You select the Specified Amount when you apply for the Policy. You may change the Specified Amount subject to the conditions described below. We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. However, changing the Specified Amount may have tax consequences and you should consult a tax adviser before doing so.

         INCREASING THE SPECIFIED AMOUNT

- After the first Policy Year, you may increase the Specified Amount by submitting an application and providing evidence of insurability satisfactory to Us at Our Administrative Service Center.
- On the effective date of an increase, and taking the increase into account, the Surrender Value must be equal to the Monthly Deductions then due. If not, the increase will not occur until you pay sufficient additional premium to increase the Surrender
              Value.
- An increase will be effective on the Monthly Deduction Day on or next following the date We approve your application, provided We have received any premium necessary to make the change.

-             The minimum increase is $10,000.
- Increasing the Specified Amount will increase your minimum premium.
- Each increase in Specified Amount will begin a 14-year period during which an additional surrender charge will apply if you surrender the Policy.
- The total net amount at risk will be affected, which will increase the monthly cost of insurance charges.
- A different cost of insurance charge may apply to the increase in Specified Amount, based on the Primary Insured's circumstances at the time of the increase.

         DECREASING THE SPECIFIED AMOUNT

- You must submit a written request to decrease the Specified Amount or decrease or cancel a Rider.

- You may not decrease the Specified Amount during the first two Policy Years. You may decrease or cancel a Rider at any time.

- You may not decrease the Specified Amount below Our published minimum amount for the type of policy or Rider.

- Any decrease will be effective on the Monthly Deduction Day on or next following the date We approve your request.

- A decrease in Specified Amount will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the initial Specified Amount.

- We will not allow a decrease in Specified Amount if this decrease would cause the Policy to no longer qualify as life insurance under the Code.

- Decreasing the Specified Amount will not affect the minimum premium, unless you have elected the Guaranteed Minimum Death Benefit Rider.

SETTLEMENT OPTIONS

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. More detailed information concerning these settlement options is available on request from Our Administrative Service Center. See "Other Policy Information -- Payment of Policy Benefits."

ACCELERATED DEATH BENEFIT

Under the Accelerated Death Benefit Rider, you may receive an accelerated payment of part of the Policy's death benefit when the Primary Insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months. There is no additional charge for this Rider. See "Other Policy Information -- Supplemental Benefits and Riders."

SURRENDERS AND PARTIAL SURRENDERS
==============================================================================

SURRENDERS

You may request to surrender your Policy for its Surrender Value as calculated at the end of the Business Day when We receive your request, subject to the following conditions:

- You must complete and sign Our surrender form and send it to Us at Our Administrative Service Center. You may obtain the surrender form by calling Us at 1-888-428-5433.

- The Primary Insured must be alive and the Policy must be in force when you make your request, and the request must be made before the Maturity Date. We may require that you return the Policy.
- If you surrender your Policy during the first 14 Policy Years (or during the first 14 years after an increase in Specified Amount), you will incur a surrender charge. See "Charges and Deductions -- Surrender Charges."

- Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.
- We will pay the Surrender Value to you in a lump sum within seven days after We receive your completed, signed surrender form absent other arrangements, unless the payment is from the Fixed Account. We may defer payment from the Fixed
         Account for the time allowed by law but not more than six months.

-        A surrender may have tax consequences.  See "Federal Tax
         Considerations -- Tax Treatment of Policy Benefits."

PARTIAL SURRENDER

After the first Policy Year, you may make a written request to withdraw up to 90% of the Surrender Value subject to the following conditions:

-             The Policy has Surrender Value.
-             You must request at least $250.
- For each partial surrender, We deduct a partial surrender charge from Cash Value that remains in the Policy in proportion to the charge that would apply to a full surrender. We also deduct a processing fee of 2% of the amount surrendered, up to $25, from the remaining Cash Value. See "Charges and Deductions -- Partial Surrender Charge."
-             You may make up to four partial surrenders per year.
- The Primary Insured must be alive and the Policy must be in force when you make your request, and this request must be made before the Maturity Date.
- You can specify the Subaccount(s) and Fixed Account from which to make the partial surrender. Otherwise, We will deduct the amount (including any fee or charge) from the Subaccounts and the Fixed Account on a pro rata basis (that is, based on the proportion that the Cash Value in each Subaccount and the Fixed Account value bears to the unloaned Cash Value).
- We will process the partial surrender at the unit values next determined after We receive your request.
- We generally will pay a partial surrender request within seven days after the Business Day when We receive the request.
- A partial surrender can affect the Adjusted Cash Value (which is used to calculate the cost of insurance charge (see "Charges and Deductions -- Monthly Deduction")).
- For Option 1 only, the Death Benefit will be reduced by the amount of any partial surrenders including any partial surrender charge and processing fee charged within two years of the date of death of the Primary Insured.
- If a partial surrender would cause the Policy to fail to qualify as life insurance under the Code, We will not allow the partial surrender.
- Partial surrenders may have tax consequences. See "Federal Tax Considerations -- Tax Treatment of Policy Benefits."

TRANSFERS
===============================================================================

You may make transfers between and among the Subaccounts and the Fixed Account. We determine the amount you have available for transfers at the end of the valuation period when We receive your written request. The following features apply to transfers under the Policy:

- You may request a transfer of up to 100% of the Cash Value from one Subaccount to another Subaccount or to or from the Fixed Account in writing or by phone (as states permit).

- You must transfer at least $250 or the total Cash Value in the Subaccount or Fixed Account less any policy loan, if less then $250.

- You may transfer amounts among the Subaccounts, an unlimited number of times in a Policy Year.

- We deduct a $25 charge from the amount transferred for the 13th and each additional transfer in a Policy Year. Transfers due to dollar cost averaging, automatic asset reallocation, loans, or the initial reallocation of Cash Value from the Money Market Subaccount do NOT count as transfers for the purpose of assessing the transfer charge. See "Transfers -- Dollar Cost Averaging," "Transfers -- Automatic Asset Reallocation," and "Other Policy Information -- Additional Transfer Rights."

- For purposes of assessing the transfer charge, We consider all telephone and/or written requests processed on the same day to be a single transfer, regardless of the number of Subaccounts (or Fixed Account) affected by the transfer(s).

- We process transfers based on unit values determined at the end of the Business Day when We receive your transfer request.

-        Transfers from the Fixed Account:
         / / You may make only one transfer per year from the Fixed Account to the Subaccounts.
         / / The Fixed Account Cash Value after a transfer from the
             Fixed Account must at least equal any loan balance.

         / / You may not transfer more than 25% of the Cash Value in the Fixed
             Account as of the date of transfer. If such transfer causes the Cash Value in the Fixed Account to fall below $1,000, We will transfer the full Cash Value.

- We reserve the right to limit, revoke or modify the transfer privilege at any time.

DOLLAR COST AVERAGING

You may elect to participate in a dollar cost averaging program in the application or by completing an election form that We receive by the beginning of the month. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts over a period of time by systematically and automatically transferring, on a monthly, quarterly, semi-annual or annual basis, specified dollar amounts from the Money Market Subaccount into any other Subaccount(s). This allows you to potentially reduce the risk of investing most of your premium payment into the Subaccounts at a time when prices are high. We do not assure the success of this strategy, and success depends on market trends. We cannot guarantee that dollar cost averaging will result in a profit or protect against loss. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

On each dollar cost averaging transfer day, We will automatically transfer equal amounts (minimum $250) from the Money Market Subaccount to your designated "destination accounts" in the percentages selected. You may have multiple destination accounts. To participate in dollar cost averaging, you must elect a period of time and place at least $1,000 in the Money Market Subaccount.

If you have elected dollar cost averaging, the program will start on the first Business Day after the later of:

         1.       The Policy Date;

         2. When the Cash Value of the Money Market Subaccount equals or exceeds the greater of: (a) the minimum amount stated above; or (b) the amount of the first transfer.

DOLLAR COST AVERAGING WILL END IF:     - We receive your written request to
                                         cancel your participation;

                                       - the Cash Value in the Money
                                         Market Subaccount is depleted;

                                       - the specified number of transfers
                                         has been completed; or

                                       - the Policy enters the grace period.


You will receive written notice confirming each transfer and when the program has ended. You are responsible for reviewing the confirmation to verify that the transfers are being made as requested. There is no additional charge for dollar cost averaging. A transfer under this program is NOT considered a transfer for purposes of assessing the transfer fee. We may modify, suspend, or discontinue the dollar cost averaging program at any time. You cannot choose dollar cost averaging if you are participating in the automatic asset reallocation program.

AUTOMATIC ASSET REALLOCATION

We also offer an automatic asset reallocation program under which We will automatically transfer amounts monthly, quarterly, semi-annually or annually to maintain a particular percentage allocation among the Subaccounts. Cash Value allocated to each Subaccount will grow or decline in value at different rates. Over time, this method of investing may help you buy low. The automatic asset reallocation program does not guarantee gains, nor does it assure that you will not have losses. The Fixed Account does not participate in this program.

TO PARTICIPATE IN THE AUTOMATIC ASSET     -  you must elect this feature in
REALLOCATION PROGRAM:                        the application or after issue
                                             by submitting an automatic asset
                                             reallocation request form to Our
                                             Administrative Service Center.

There is no additional charge for the automatic asset reallocation program. Any reallocation which occurs under the automatic asset reallocation program will NOT be counted towards the 12 "free" transfers allowed during each Policy Year. You can end this program at any time.

AUTOMATIC ASSET REALLOCATION WILL END     - We receive your written request
IF:                                         to terminate the program.

We may modify, suspend, or discontinue the automatic asset reallocation program at any time. You cannot choose automatic asset reallocation if you are participating in the dollar cost averaging program.

LOANS

==============================================================================

While the Policy is in force, you may submit a written request to borrow money from Us using the Policy as the only collateral for the loan. You may increase your risk of lapse if you take a loan. A loan that is taken from, or secured by, a Policy may have tax consequences.

LOAN CONDITIONS

- You may take a loan from your Policy. You may take a preferred loan, up to the amount your Surrender Value exceeds premium payments, at any time. You may take a non-preferred loan at any time.

- The maximum loan amount you may take is 90% of the Surrender Value. You may increase your risk of lapse if you take a loan. Loans may have tax consequences.

- We charge you a maximum annual interest rate of 8.00% ("charged interest rate") on your loan. Charged interest is due and payable at the end of each Policy Year. Unpaid interest becomes part of the outstanding loan and accrues interest if it is not paid by the end of the Policy Year.

- Amounts in the Loan Account earn interest ("earned interest rate") at an annual rate guaranteed not to be lower than 8.0% for preferred loans and 6% for non-preferred loans. We may credit the Loan Account with an interest rate different than the rate credited to net premium payments allocated to the Fixed Account.

- We transfer earned loan interest to the Subaccounts and/or the Fixed Account and recalculate collateral: (a) when loan interest is paid or added to the loaned amount; (b) when a new loan is made; and (c) when a loan repayment is made. A transfer to or from the Loan Account will be made to reflect any recalculation of collateral. At any time, the amount of the loan balance under a Policy equals the sum of all loans (including due and unpaid charged interest added to the loan amount) minus any loan repayments.

- We will allocate an amount equal to the loan ("loan amount") from the Variable Account and Fixed Account to the Loan Account. You may tell Us how to allocate the loan amount among the Subaccounts and the Fixed Account. If you do not, We will allocate the loan amount among the Subaccounts and the Fixed Account on a pro rata basis based on the Cash Value of each account less any Loan Balance. The value in the Loan Account must be at least as great as the loan balance.

- You may repay all or part of your indebtedness at any time while the Primary Insured is alive and the Policy is in force. Upon each loan repayment, We will allocate an amount equal to the loan repayment (but not more than the amount of the loan balance) from the Loan Account back to the Subaccounts and/or Fixed Account according to the current premium allocation percentages, unless otherwise directed by the Owner.

- We deduct any indebtedness from the Surrender Value upon surrender, and from the insurance proceeds payable on the Primary Insured's death.

- If your indebtedness causes the Surrender Value on a Monthly Deduction Day to be less than the Monthly Deduction due, your Policy will enter a grace period. See "Policy Lapse and Reinstatement."

- We normally pay the loan amount within seven days after We receive a proper loan request. We may postpone payment of loans under certain conditions. See "Other Policy Information -- Payments We Make."

EFFECT OF POLICY LOANS

A loan, whether or not repaid, affects the Policy, the Cash Value, the Surrender Value, and the death benefit. The insurance proceeds and Surrender Value include reductions for the loan balance. Repaying a loan causes the death benefit and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, We hold an amount as collateral for the loan in the Loan Account. This amount is not affected by the investment performance of the Subaccounts and may not be credited with the interest rates accruing on the Fixed Account. Amounts transferred from the Variable Account to the Loan Account will affect the Cash Value, even if the loan is repaid, because We credit these amounts with an interest rate We declare rather than with a rate of return that reflects the investment performance of the Variable Account.

Accordingly, the effect on the Cash Value and death benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Fixed Account is less than or greater than the interest being credited on the assets in the Loan Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy with an outstanding loan will be lower when the earned interest rate is less than the investment performance of assets held in the Subaccounts and interest credited to the Fixed Account. The longer a loan is outstanding, the greater the effect of a policy loan is likely to be.

There are risks involved in taking a loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. If the Policy is a MEC, then a loan will be treated as a partial surrender for Federal income tax purposes. A loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding. See "Policy Lapse and Reinstatement." In addition, if a loan is taken from a Policy that is part of a plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), the loan will be treated as a "prohibited transaction" subject to certain penalties unless additional ERISA requirements are satisfied. The Owner of such a Policy should seek competent advice before requesting a policy loan.

POLICY LAPSE AND REINSTATEMENT

==============================================================================

LAPSE

Your Policy may enter a 61-day grace period and possibly lapse (terminate without value) if the Surrender Value is not enough to pay the Monthly Deduction and other charges. If you have taken a loan, then your Policy also will enter a grace period (and possibly lapse) whenever your indebtedness reduces the Surrender Value to zero.

Your Policy will NOT lapse:

         1. During the first five Policy Years, if you pay premiums (less any loan balance and partial surrenders) equal to or in excess of the minimum premium (there is no such guarantee for any increase in Specified Amount);

         2. If you purchase a Guaranteed Minimum Death Benefit Rider and meet certain conditions (see "Other Policy Information -- Supplemental Benefits and Riders"); or

         3. If you make a payment equal to the outstanding Monthly Deductions and any loan interest due before the end of the grace period.

If your Policy enters a grace period, We will mail a notice to your last known address and to any assignee of record. The 61-day grace period begins on the date of the notice. The notice will indicate that the payment amount of the outstanding Monthly Deductions and any loan interest due is required and will also indicate the final date by which We must receive the payment to keep the Policy from lapsing. If We do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate and you will receive no benefits. You may reinstate a lapsed Policy if you meet certain requirements. If any Insured dies during the grace period, We will pay the insurance proceeds less any outstanding Monthly Deductions.

REINSTATEMENT

Unless you have surrendered your Policy, you may reinstate a lapsed Policy at any time while the Primary Insured is alive and within five years after the end of the grace period by submitting all of the following items to Us at Our Administrative Service Center:

         1.   A written notice requesting reinstatement;
         2.   Evidence of insurability for each Insured We deem satisfactory;
              and
         3. Sufficient premium payment to keep the Policy in force for at least three months, including any past due minimum premium payments and loan interest due.

The effective date of reinstatement will be the date We approve your application for reinstatement. The reinstated Policy will have the same Policy Date as it had prior to the lapse. Upon reinstatement, the Cash Value will be based upon the premium payment used to reinstate the Policy.

Once the Policy lapses, you can not reinstate the Guaranteed Minimum Death Benefit Rider.

FEDERAL TAX CONSIDERATIONS

===============================================================================

The following summarizes some of the basic Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. PLEASE CONSULT COUNSEL OR OTHER QUALIFIED TAX ADVISERS FOR MORE COMPLETE INFORMATION. We base this discussion on Our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY. A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The manner in which these requirements are to be applied to certain features of the Policy are not directly addressed by the Code, and there is limited guidance as to how these requirements are to be applied. We believe that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, however, there is some uncertainty about the application of these requirements to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, We may take appropriate steps to bring the Policy into compliance with these requirements and We reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, Owners of variable life insurance contracts have been considered for Federal income tax purposes to be the Owners of the assets of the Variable Account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract Owners have been currently taxed on income and gains attributable to the Variable Account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate premiums and Cash Values, have not been explicitly addressed in published rulings. While We believe that the Policy does not give you investment control over Variable Account assets, We reserve the right to modify the Policy as necessary to prevent you from being treated as the Owner of the Variable Account assets supporting the Policy.

In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the Variable Account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. We believe that the death benefit under a Policy should be excludible from the Beneficiary's gross income. Federal, state, and local transfer, and other tax consequences of Ownership or receipt of Policy proceeds depend on your circumstances and the Beneficiary's circumstances. You should consult a tax adviser on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Cash Value until there is a distribution. In addition, if you elect the accelerated death benefit, the tax consequences associated with continuing the Policy after a distribution is made are unclear. Please consult a tax adviser on these consequences. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a MEC. Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly.

MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance contracts are classified as MECs and receive less favorable tax treatment than other life insurance contracts. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy Years. Certain changes in a Policy after it is issued could also cause it to be classified as a MEC. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. A reduction in the death benefit at any time below the lowest level of death benefit payable during the first seven Policy years could cause the Policy to become a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax adviser to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

- All distributions other than death benefits from a MEC, including distributions upon surrender and partial surrenders, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Cash Value immediately before the distribution over the Owner's investment in the Policy at that time. They will be treated as tax-free recovery of the Owner's investment in the Policy only after all such excess has been distributed. "Investment in the Policy" generally is equal to the aggregate amount of any premiums or other considerations paid for a Policy, reduced by any amount previously distributed under the Policy that was not taxed.

- Loans taken from such a Policy (or secured by such a Policy, e.g., by assignment) are treated as distributions and taxed accordingly.

- A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have Attained Age 59-1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, there is some uncertainty as to the tax treatment of preferred loans. You should consult a tax adviser on this point.

Finally, neither distributions from nor loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

POLICY LOANS. In general, interest you pay on a loan from a Policy will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

MULTIPLE POLICIES. All Policies that We issue to the same Owner that become MECs during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others. The tax consequences of these plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the Internal Revenue
Service issued new guidance regarding split-dollar arrangements. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

OTHER POLICY OWNER TAX MATTERS. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how Ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

POSSIBLE TAX LAW CHANGES. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

OTHER POLICY INFORMATION

===============================================================================

PAYMENT OF POLICY BENEFITS

BENEFIT PAYABLE ON MATURITY DATE. If the Primary Insured is living on the Maturity Date (at Primary Insured's age 95), We will pay you the Cash Value less any loan balance and any unpaid Monthly Deductions. Insurance coverage under the Policy will then end. Payment will generally be made within seven days of the Maturity Date. You may elect to continue the Policy beyond Primary Insured's Attained Age 95 under the extension of Maturity Date provision. Under this provision, the Maturity Date is the date of the Primary Insured's death.

INSURANCE PROCEEDS. Insurance proceeds will ordinarily be paid to the Beneficiary within seven days after We receive proof of the Insured's death and all other requirements are satisfied, including receipt by Us at Our Administrative Service Center of all required documents. Generally, We determine the amount of a payment from the Variable Account as of the date of death. We pay insurance proceeds in a lump sum by either issuing a check or, at the Beneficiary's option, by establishing a Flexible Settlement Account in the Beneficiary's name, unless you have selected an alternative settlement option. We pay interest on the insurance proceeds as required by state law.

SETTLEMENT OPTIONS. In lieu of a lump sum payment on death, surrender, or maturity, you may elect one of the following fixed settlement options. Payment under fixed settlement options will not be affected by the investment performance of any Subaccounts after proceeds are applied. A guaranteed interest rate of 3.5% per year applies to all fixed settlement options. We may pay additional interest in Our sole discretion.

         AVAILABLE AS FIXED:

         FIXED PERIOD. We will make equal periodic payments for a fixed period not less than 5 years and not longer than 30 years. If the payee dies before the period ends, the Beneficiary may elect one of the following options: payments for the remainder of the period, a lump sum payment or another fixed settlement option with a lesser fixed period.

         FIXED PERIOD AND LIFE. We will make equal periodic payments for a guaranteed minimum period for a period of not less than 10 years. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. If the payee dies before the end of the guarantee period, the balance of the guaranteed payments will be paid to the Beneficiary.

         FIXED AMOUNT. We will make equal periodic payments of a definite amount. The amount We pay each period must be at least $20 for a period of not less than 5 years and not longer than 30 years. Payments will continue until the Proceeds are exhausted. The last payment will equal the amount of any unpaid Proceeds. If the payee dies before the Proceeds are paid, the Beneficiary may elect one of the following options: payments for the remainder of the period, a lump sum payment or another fixed settlement option with a lesser fixed period.

         JOINT AND SURVIVOR LIFETIME INCOME. We will make equal periodic payments for the lifetime of two payees. Payments will continue as long as either payee is living. If both payees die before the end of the guarantee period, the Beneficiary may elect one of the following options: payments for the remainder of the period, a single sum payment or another fixed settlement option with a lesser fixed period. The minimum guarantee period is ten years.

         INSTALLMENT REFUND. Equal periodic payments are guaranteed for the lifetime of the payee. Payments are guaranteed to total no less than the amount of Cash Value at the time that the payments start. If the payee dies before the guaranteed payments have been made, the remaining payment(s) will be paid to the Beneficiary.

         LIFETIME - NO REFUND. Equal periodic payments are made for the lifetime of the payee. No minimum number of payments is guaranteed. Payments end at the death of the payee.

         INTEREST INCOME. The Proceeds are left with Us to earn interest for a fixed number of years or until the death of the payee or until the payee elects a lump sum payment or fixed settlement option. We will pay the interest to the payee annually or at such other interval as agreed to by Us. We determine the rate of interest. The payee may withdraw all or part of the Proceeds at any time.

THE POLICY

The Policy, application(s), policy schedule pages, and any Riders are the entire contract. Only statements made in the applications can be used to void the Policy or to deny a claim. We assume that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when We issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

TELEPHONE REQUESTS

We may accept telephone instructions from you regarding transfers, dollar cost averaging, automatic asset reallocation and loans, subject to the following conditions:

- You must complete and sign Our telephone request form and send it to Us. You also may authorize Us in the application or by written notice to act upon transfer instructions given by telephone.

- We will employ reasonable procedures to confirm that telephone instructions are genuine.

- If We follow these procedures, We are not liable for any loss, damage, cost, or expense from complying with telephone instructions We reasonably believe to be authentic. You bear the risk of any such loss. If We do not employ reasonable confirmation procedures, We may be liable for losses due to unauthorized or fraudulent instructions.

- These procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

- We reserve the right to limit, revoke or modify telephone instructions at any time for any class of policies for any reason.

OUR RIGHT TO CONTEST THE POLICY

In issuing the Policy, We rely on all statements made by or for you and/or the Insured(s) in the application or in a supplemental application. Therefore, We may contest the validity of the Policy based on material misstatements made in the application (or any supplemental application).

However, We will not contest the Policy after the Policy has been in force during the Primary Insured's lifetime for two years. Likewise, We will not contest any increase in coverage, or any reinstatement of the Policy that requires evidence of insurability, after such increase or reinstatement has been in effect during the Primary Insured's lifetime for two years. However, different states may prescribe different time periods in which We can contest the validity of a Policy. Please consult your Policy.

We may contest the validity of any Rider that provides benefits for total disability or accidental death at any time on the grounds of fraudulent misrepresentation.

SUICIDE EXCLUSION

If the Primary Insured commits suicide, while sane or insane, within two years of the Issue Date, the Policy will terminate and Our liability will be limited to an amount equal to the premiums paid, less any indebtedness, less any partial surrenders and less any dividends previously paid.

If the Primary Insured commits suicide, while sane or insane, within two years from the effective date of any increase in coverage, the Policy will terminate and Our liability with respect to the amount of increase will be limited to the sum of the Monthly Deductions for the cost of the increase.

Certain states may require suicide exclusion provisions that differ from those described herein.

MISSTATEMENT OF AGE OR GENDER

If the Insured's age or gender was stated incorrectly in the application, We will adjust the death benefit and any benefits provided by Riders to the amount that would have been payable at the correct age and gender.

MODIFYING THE POLICY

Any modification or waiver of Our rights or requirements under the Policy must be in writing and signed by Our president, one of Our vice presidents, Our secretary or Our assistant secretary. No agent or other person may bind Us by waiving or changing any provision contained in the Policy.

Upon notice to you, We may modify the Policy:

- to conform the Policy, Our operations, or the Variable Account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, Our Company, or the Variable Account is subject;

- to assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

-        to reflect a change in the Variable Account's operation.

If We modify the Policy, We will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, We reserve the right to amend the provision to conform with these laws.

PAYMENTS WE MAKE

We usually pay the amounts of any surrender, partial surrender, insurance proceeds, loan, or settlement options within seven days after We receive all applicable written notices, permitted telephone requests, and/or due proofs of death. However, We can postpone these payments if:

   - the New York Stock Exchange is closed, other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the SEC; OR

   - the SEC permits, by an order, the postponement of any payment for the protection of Owners; OR

   - the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of their value not reasonably practicable.

We have the right to defer payment of amounts from the Fixed Account for up to six months after receipt of the written notice. We will pay interest on any payment deferred for 30 days or more at an annual rate of 3%.

If you have submitted a check or draft to Our Administrative Service Center, We have the right to defer payment of surrenders, partial surrenders, insurance proceeds, or payments under a settlement option until the check or draft has been honored.

REPORTS TO OWNERS

At least once each year, We will send you a report showing the following information as of the end of the report period:

         - the current Cash Value, Fixed Account Cash Value and Subaccount Cash Values
         -  the current Surrender Value
         -  the current death benefit
         -  the current loan balance
         - any activity since the last report (e.g., premium payments, partial surrenders, charges, and any loan transactions)
         -  any other information required by law

In addition, We will send you a statement showing the status of the Policy following the transfer of amounts from one Subaccount to another (excluding automatic reallocation and dollar cost averaging), the taking of a loan, the repayment of a loan, a partial surrender, and the payment of any premiums (excluding those paid by bank draft or otherwise under the automatic payment plan).

We can prepare a similar report for you at other times for a reasonable fee. We may limit the scope and frequency of these requested reports.

We will send you a semi-annual report containing the financial statements of each portfolio in which you are invested.

RECORDS

We will maintain all records relating to the Variable Account and the Fixed Account at Our Home Office or Our Administrative Service Center.

POLICY TERMINATION

Your Policy will terminate on the earliest of:

    -  the Maturity Date;
    -  the end of the grace period without a sufficient payment;
    -  the date the Primary Insured dies; or
    -  the date you surrender the Policy.

SUPPLEMENTAL BENEFITS AND RIDERS

ACCELERATED DEATH BENEFIT RIDER

If We have received satisfactory additional evidence of insurability, you may choose to add the Accelerated Death Benefit Rider (the "ACDB Rider") to your Policy at any time. The terms of the ACDB Rider may vary from state-to-state.

Generally, the ACDB Rider allows you to receive an accelerated payment of part of the Policy's death benefit when the Primary Insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months.

TAX CONSEQUENCES OF THE ACDB RIDER. The Federal income tax consequences associated with adding the ACDB Rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the ACDB Rider to your Policy or requesting an accelerated death benefit.

AMOUNT OF THE ACCELERATED DEATH BENEFIT. The ACDB Rider provides for a maximum accelerated death benefit payment equal to the lesser of 75% of the death benefit under the policy or $250,000. The accelerated death benefit paid will be reduced by any loan balance, and unpaid premiums due.

CONDITIONS FOR RECEIPT OF THE ACCELERATED DEATH BENEFIT. To receive an accelerated death benefit payment, the Policy must be in force, the Policy must have a Specified Amount of at least $25,000, and you must submit written request (and such request must not be within three years of the Policy's termination date), proof of eligibility, and a completed claim form to Us. Proof of eligibility means a written certification (described more fully in the ACDB Rider) in a form acceptable to Us from a treating physician stating that the Primary Insured has a terminal illness. See the ACDB Rider for other conditions that apply.

We may request additional medical information from the Primary Insured's physician and/or may require an independent physical examination (at Our expense) before approving the claim for payment of the accelerated death benefit. We will not approve a claim for an accelerated death benefit payment if:

         1. If the terminal illness is the result of intentionally self-inflicted injury; or
         2. If you are required to elect the payment in order to meet the claims of creditors or to obtain a government benefit.

OPERATION OF THE ACDB RIDER. The Accelerated Death Benefit is treated as a lien against the Policy's values and the Policy's death benefit. The Surrender Value of the Policy after the payment of the accelerated death benefit is the Surrender Value provided under the Policy minus the accelerated death benefit and accumulated interest. (Different states may require We calculate the Surrender Value differently, so please consult your Policy). If any loan interest payments are required to keep the Policy in force, a notice of termination will be mailed to the Owner's last known address or to that of any assignee of record at the Administrative Service Center at least 31 days before the Policy would terminate.

EFFECT ON EXISTING POLICY. The insurance proceeds otherwise payable at the time of an Primary Insured's death will be reduced by the amount of the accelerated death benefit lien and accrued interest thereon. The Surrender Value will also be reduced by the amount of any outstanding accelerated death benefit plus accrued interest. Therefore, depending upon the size of the accelerated death benefit, this may result in the Surrender Value being reduced to zero. There is no charge for the ACDB Rider.

If the Waiver of Monthly Deduction Benefit Rider or Waiver of Specified Premium Rider is attached to the Policy and the Waiver of Monthly Deduction Benefit Rider or Waiver of Specified Premium Rider is in force at the time of a claim for the ACDB Rider, We will then waive the monthly deduction or the Specified Premium, respectively, for the Policy.

TERMINATION OF THE ACDB RIDER. The ACDB Rider will terminate on the earliest of: (1) Our receipt of your written notice requesting termination of the Rider; or (2) surrender or other termination of the Policy.

OTHER RIDERS

In addition to the Accelerated Death Benefit Rider, the following Riders offering supplemental benefits are available under the Policy. Most of these Riders are subject to age and underwriting requirements and, unless otherwise indicated, must be purchased when the Policy is issued. We deduct any monthly charges for these Riders from Cash Value as part of the Monthly Deduction. These Riders (which are summarized below) provide fixed benefits that do not vary with the investment performance of the Variable Account. Your agent can help you determine whether certain of the Riders are suitable for you. These Riders may not be available in all states. Please contact Us for further details.

     - ACCIDENTAL DEATH BENEFIT: This Rider provides additional insurance coverage in the event of the accidental death (as defined in the Rider) of the Primary Insured. You may elect to add this Rider at any time before the Primary Insured's Attained Age 55. The accidental death benefit must be at least $25,000 and no more than $100,000. The Rider terminates on the earliest of: (1) the Primary Insured's Attained Age 65; (2) the first Monthly Deduction Day after Our receipt of your written notice requesting termination of the Rider; (3) surrender or other termination of the Policy. If you elect this Rider, the Monthly Deduction will be increased by $0.09 per $1,000 of accidental death benefit insurance coverage.

     - ADDITIONAL INSURED RIDER: This Rider provides insurance coverage for an additional Insured, including for purposes of this Rider, the Primary Insured. You may elect this Rider at any time while the additional Insured is between Attained Ages 18 and 60. The coverage for the additional Insured must be at least $25,000 and no more than 10 times the insurance coverage under the Policy. If you elect this Rider, you will incur an additional cost of insurance charge under a separate schedule of monthly cost of insurance charges and an additional monthly charge of $0.02 per $1,000 of specified amount under the rider for the first ten years of coverage.

     - CHILDREN'S INSURANCE: This Rider provides level term insurance on each of the Primary Insured's dependent children, until the earliest of:
         (1) the first Monthly Deduction Day after Our receipt of your written notice requesting termination of the Rider; (2) surrender or other termination of the Policy; (3) the insured child reaches Attained Age 25 or is otherwise no longer eligible for coverage; (4) the insured child converts the insurance coverage; or (5) the Primary Insured's Attained Age 75. Before expiration of the term insurance on the life of a child and subject to certain conditions, the insured child may elect that the coverage be converted without evidence of insurability to certain other plans of insurance We offer. This Rider may be added at any time. If you elect this Rider, you will incur an additional monthly administrative charge of $5.00 ($4.80 in Oregon). We reserve the right to increase this charge to a maximum monthly rate of $6.00.

     - GUARANTEED PURCHASE OPTION BENEFIT: This Rider allows the coverage on the Primary Insured under the Base Policy to be increased up to six times without new evidence of insurability, without a change in the Primary Insured's Underwriting Class, and at the premium payment rate then in effect for the Primary Insured's Attained Age. The amount of the insurance purchased must be at least $10,000 and no more than $50,000. The Rider terminates on the earliest of: (1) the Primary Insured's Attained Age 40; (2) the first Monthly Deduction Day after Our receipt of your written notice requesting termination of the Rider; or (3) surrender or other termination of the Policy. If this Rider is added, the Monthly Deduction will be increased based on a specified dollar rate per every $1,000 of guaranteed insurance benefit. A schedule of rates based on the Attained Age of the Insured accompanies the Rider. The Rider is available at Policy issue only.

     - GUARANTEED MINIMUM DEATH BENEFIT: This Rider provides a guarantee that, if the Surrender Value is not sufficient to cover the Monthly Deductions, and the guaranteed minimum death benefit premium payment has been paid prior to the Monthly Deduction Day, the Policy will not lapse. If this Rider is added, the Monthly Deduction will be increased by $0.01 per every $1,000 of Specified Amount in force under the Policy. The Rider and the additional Monthly Deduction terminate on the earliest of: (1) the first Monthly Deduction Day after Our receipt of your written notice requesting termination of the Rider; (2) surrender or other termination of the Policy; or (3) the Primary Insured reaches Attained Age 65 or ten years after the Issue Date, whichever is later. This Rider is available at Policy issue only and on Option 1 policies only.

     - WAIVER OF MONTHLY DEDUCTIONS: This Rider provides that, in the event of the Primary Insured's total disability (as defined in the Rider) between Attained Ages 5 and 60 and continuing for at least 6 months, We will waive the Monthly Deductions until the end of the disability or age 95, whichever comes first. This Rider may be added at any time up to the Primary Insured's Attained Age 55. The Rider terminates on the earliest of: (1) the first Monthly Deduction Day after Our receipt of your written notice requesting termination of the Rider; (2) surrender or other termination of the Policy; or
         (3) the Rider anniversary nearest the Primary Insured's Attained Age
         60. (You may elect only one of the waiver options). If you elect this Rider, We will add a monthly cost of insurance charge based on a separate schedule of rates per $1.00 of the monthly cost of insurance charge.

     - WAIVER OF SPECIFIED PREMIUM RIDER: This Rider provides that in the event of the Primary Insured's total disability (as defined in the Rider), between ages 5 and 60 and which continues for at least 6 months, We will credit the specified premium payment identified in the Rider to the Policy on each Monthly Deduction Day while the Primary Insured is totally disabled. This Rider may be added at any time up to the Primary Insured's Attained Age 55. The Rider terminates on the earliest of: (1) the first Monthly Deduction Day after Our receipt of your written notice requesting termination of the Rider; (2) surrender or other termination of the Policy; or (3) the Rider anniversary nearest the Primary Insured's Attained Age 60. (You may elect only one of the waiver options). If you elect this Rider, We will add a monthly cost of insurance charge based on a separate schedule of rates per $1.00 of the monthly specified premium amount. Waiver of the specified premium may not be sufficient to keep the Policy from lapsing.


PERFORMANCE DATA
==================

In order to demonstrate how the actual investment performance of the portfolios could have affected the death benefit, Cash Value, and Surrender Value of the Policy, We may provide hypothetical illustrations using the actual investment performance of each portfolio since its Inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED AND ARE NOT INDICATIVE OF FUTURE PERFORMANCE.

The values We illustrate for death benefit, Cash Value, and Surrender Value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Variable Account and the portfolios. We have not deducted charges for any Riders. These charges could lower the performance figures significantly if reflected.

ADDITIONAL INFORMATION
================================================================================

SALE OF THE POLICIES

We have entered into a distribution agreement with American Family Securities LLC (the "Distributor") for the distribution and sale of the Policies. Pursuant to this agreement, the Distributor serves as principal underwriter for the Policies. The Distributor is located at 6000 American Parkway, Madison, WI 53783-0001. The Distributor was organized under the laws of Wisconsin on July 13, 2000, as a limited liability company with a sole member that is a subsidiary of American Family Mutual Insurance Company, our parent. The Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc.

The Distributor offers the Policies through its registered representatives who are registered with the NASD and with the states in which they do business. More information about the Distributor and its registered persons is available at http://www.nasdr.com or by calling (800) 289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. Registered representatives with the Distributor are also licensed as insurance agents in the states in which they do business and are appointed with Us.

We pay sales commissions for the sale of the Policies. During the first Policy year, the maximum sales commission payable will be approximately 80% of Target Premium and 3.75% of premium payments in excess of that amount. This commission may be returned if the Policy is not continued through the first Policy Year. The entire amount of the sales commissions is passed through the Distributor to the registered representative who sold the Policy. The Distributor does not retain any override as distributor for the Policies. However, the Distributor operating and other expenses are paid for by American Family Mutual. Also, the Distributor receives 12b-1 fees from Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, and Fidelity Variable Insurance Products Fund III.

Because registered representatives of the Distributor are also Our agents, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that We offer, such as conferences, trips, prizes and awards.

POTENTIAL CONFLICTS OF INTEREST

In addition to the Variable Account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Although neither We nor the portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each portfolio's Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of these variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. This action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example: (1) changes in state insurance laws; (2) changes in Federal income tax laws; or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a portfolio's Board of Directors (Trustees) were to conclude that separate portfolios should be established for variable life insurance and variable annuity separate accounts, We will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined portfolio.

The portfolios may also sell shares directly to certain pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners of this Policy or other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, We will consider what action may be appropriate, including removing the portfolio as an investment option under the Policies or replacing the portfolio with another portfolio.


CHANGES TO THE VARIABLE ACCOUNT

Where permitted by applicable law, We reserve the right to make certain changes to the structure and operation of the Variable Account, including, among others, the right to:

      1. Remove, combine, or add Subaccounts and make the new Subaccounts available to you at Our discretion;

      2. Transfer assets supporting the Policies from one Subaccount to another or from the Variable Account to another separate account;
      3. Combine the Variable Account with other separate accounts, and/or create new separate accounts;
      4. Deregister the Variable Account under the Investment Company Act of 1940, or operate the Variable Account as a management investment company under the Investment Company Act of 1940, or as any other form permitted by law;

      5. Restrict or eliminate voting rights of Owners or other persons having voting rights as to the Variable Account; and
      6.     Modify the provisions of the Policy to comply with applicable law.

We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.

LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee
v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower Federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.

VOTING PORTFOLIO SHARES

Even though We are the legal owner of the portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, We will vote Our shares only as Owners instruct, so long as such action is required by law.

Before a vote of a portfolio's shareholders occurs, you will receive voting materials. We will ask you to instruct Us on how to vote and to return your proxy to Us in a timely manner. You will have the right to instruct Us on the number of portfolio shares that corresponds to the amount of Cash Value you have in that portfolio (as of a date set by the portfolio).

If We do not receive voting instructions on time from some Owners, We will vote those shares in the same proportion as the timely voting instructions We receive. Should Federal securities laws, regulations, or interpretations change, We may elect to vote portfolio shares in Our own right. If required by state insurance officials, or if permitted under Federal regulation, under certain circumstances We may disregard certain Owner voting instructions. If We ever disregard voting instructions, We will send you a summary in the next annual report to Owners advising you of the action and the reasons We took this action.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. James F. Eldridge has provided advice on certain matters relating to the laws of Wisconsin regarding the Policies and Our issuance of the Policies.

LEGAL PROCEEDINGS

AFLIC, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, AFLIC believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on them or the Variable Account.

EXPERTS

The Financial Statements have been included in this prospectus in reliance on the reports of PricewaterhouseCoopers, 203 N. LaSalle, Chicago, IL 60601, independent accountants, given on the authority of that firm as experts in accounting and auditing. Actuarial matters included in the prospectus have been examined by John Christensen, Chief Actuary - Life/Health, as stated in his opinion filed as an exhibit to the Registration Statement.

FINANCIAL STATEMENTS

Our financial statements appear at the end of this prospectus. You should consider Our financial statements only as bearing upon Our ability to meet Our obligations under the Policies. As of the date of this prospectus, the Variable Account has not commenced operations. Therefore, financial statements for the Variable Account are not available.

ADDITIONAL INFORMATION ABOUT THE COMPANY

We are a stock life insurance company incorporated under Wisconsin law in 1957. We are subject to regulation by the Officer of the Commissioner of Insurance of the state of Wisconsin, as well as by the insurance departments of all other states in which We do business. We are engaged in the business of issuing life insurance policies and annuity contracts, and We are currently licensed to do business in Arizona, Colorado, Illinois, Indiana, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, North Dakota, Ohio, Oregon, South Dakota and Wisconsin. Our Administrative Service Center is located at P.O. Box 1296, Greenville, SC 29602.

We submit annual statements on Our operations and finances to insurance officials in all states in which We do business. We have filed the Policy described in this prospectus with insurance officials in those states in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies.

AFLIC'S EXECUTIVE OFFICERS AND DIRECTORS

We are governed by a board of directors. The following table sets forth the name, address, and principal occupation during the past five years of each of Our executive officers and directors. Each person's address is American Family Life Insurance Company, 6000 American Parkway, Madison, Wisconsin 53783-0001.

                    Board of Directors and Executive Officers


Name                              Position with AFLIC                          Principal occupation during the last 5
                                                                               years
Harvey Randall Pierce             Chairman of the Board, and C.E.O.            President since 1/90; Director & C.O.O.
                                                                               since 2/99.

David Ralph Anderson              Director, President and C.O.O.               Vice President, Information Systems,
                                                                               1996-2/99; Director, Accounting for
                                                                               AFMIC prior to 1996.

James Francis Eldridge            Director, Executive Vice President, Legal;   Director, Executive Vice President,
                                  Secretary                                    Legal; Secretary since 1991.

John Brent Johnson                Director, Executive Vice President,          Director, Executive Vice President,
                                  Finance; Treas.                              Finance; Treasurer since 2/99; Vice
                                                                               President, Controller prior to 2/99.

Joseph William Tisserand          Director, Vice President, Operations         Director, Vice President, Operations
                                                                               since 8/96; Regional Vice President of
                                                                               AFMIC prior to 8/96.

Daniel Raymond DeSalvo            Director                                     Director of AFLIC.

Daniel Robert Schultz             Vice President, Controller                   Vice President, Controller since 2/99;
                                                                               Corporate Tax Director of AFMIC prior
                                                                               to 2/99.

Thomas Syme King                  Vice President, Investments                  Vice President, Investments for AFLIC.

William Joseph Smith              Assistant Treasurer                          Assistant Treasurer for AFLIC.

James Walter Behrens              Assistant Secretary                          Assistant Secretary for AFLIC.


We hold the Variable Account's assets physically segregated and apart from the general account. We maintain records of all purchases and sale of portfolio shares by each of the Subaccounts. A fidelity bond in the amount of $10 million per occurrence and $20 million in the aggregate covering Our officers and employees was issued by Travelers Casualty and Surety Company of America.

                                                                      APPENDIX A

                ILLUSTRATION OF DEATH BENEFITS, CASH VALUES,
                           AND SURRENDER VALUES

The following illustrations have been prepared to help show how certain values under the Policy change with different rates of investment performance over an extended period of time. THE HYPOTHETICAL INVESTMENT RETURNS ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE PERFORMANCE. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Cash Value will depend on factors such as the amounts you allocate to particular portfolios, the Monthly Deduction, the portfolios' expense ratios, and your policy loan and partial surrender history.

The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, Cash Value, and Surrender Value under a Policy covering a male insured of Age 55 on the Policy Date in the preferred underwriting class with a Specified Amount of $100,000, would change over time if the planned premium payments were paid and the return on the assets in the Subaccounts were a uniform gross annual rate (before any expenses) of 0%, 5% or 10%. The tables also show how the Policy would operate if premiums accumulated at 5% interest. The tables illustrate policy values that would result based on assumptions that you pay the premiums indicated, and you do not make any partial surrenders or take any policy loans. The death benefits, Cash Values, and Surrender Values would be lower if the Insured was in a nonsmoker or smoker class since the cost of insurance charges would increase. The values under the Policy will be different from those shown even if the returns averaged 0%, 5% or 10% but fluctuated over and under those averages throughout the years shown.


The columns shown under the heading "Guaranteed" assume that throughout the life of the Policy, the monthly charge for cost of insurance is based on the maximum level permitted under the Policy, a Premium Charge of up to 7.5%
(7.5% in Years 1-10 up to the Target Premium; 5.5% in Years 11+; 3.5% on excess Premium), maximum policy fee of $6, and a daily charge for mortality and expense risks equivalent to an annual rate of 0.90%. The columns under the heading "Current" assume that throughout the life of the Policy, the monthly charge for cost of insurance is based on the current cost of insurance rate, a premium charge of up to 7.5% in Years 1-10 up to the Target Premium; 5.5% in Years 11+; 3.5% on excess Premium, and a daily charge for mortality and expense risks equivalent to an annual rate of 0.90%, in Policy Years 1-10, and 0.45% thereafter. The illustrations assume no explicit charges for Federal or state taxes or charges for any Riders.


The amounts shown in all tables reflect an averaging of certain other asset charges described below that may be assessed under the Policy, depending upon how premium payments are allocated. The total of the asset charges reflected in the Current and Guaranteed illustrations, including the mortality and expense risk charge listed above, is for Current Illustrations - 1.84% in Years 1-10, 1.39% in Years 11+, and for Guaranteed Illustrations - 1.84% for all years. This total charge is based on an assumption that an owner allocates the Policy values equally among each Subaccount of the Variable Account.


The illustrations assume that the assets in the portfolios are subject to an annual expense ratio of .94% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the portfolios for the last fiscal year and takes into account current expense reimbursement arrangements. For information on portfolio expenses, consult the Annual Portfolio Operating Expenses table in the Summary of this prospectus, and the respective expense and fee tables set forth in the portfolios' prospectuses.


After deducting portfolio expenses and mortality and expense risk charges, the illustrated gross annual investment rates of return of 0%, 5% or 10% would correspond to approximate net annual rates of -1.84%, 3.16%, and 8.16% respectively, assuming guaranteed charges, and net annual rates of -1.84%, 3.16%, and 8.16%, respectively, assuming current charges for Years 1-10 (-1.39%, 3.61% and 8.61% for Years 11+).


Upon request, We will provide illustrations of future benefits under the Policy based upon the proposed Insured's age and underwriting class, the death benefit option, Specified Amount, planned premium payments, and Riders requested. We reserve the right to charge a reasonable fee for this service to persons who request more than one Policy illustration during a Policy Year.

                 AMERICAN FAMILY LIFE INSURANCE COMPANY VARIABLE
                         UNIVERSAL LIFE INSURANCE POLICY

$100,000 FACE AMOUNT                MALE INSURED ISSUE AGE 55 PREFERRED

DEATH BENEFIT OPTION 1              ANNUAL PREMIUM $2,196.00
                                                   ---------

                                   ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%
                     Guaranteed* (Net Rate of -1.84%)                    Current** (Net Rate of -1.84%)
               ----------------------------------------      ---------------------------------------------
   End         Accumulated
   Policy      at 5% Int.          Cash       Surrender      Death       Cash       Surrender      Death
   Year        Per Year Value      Value      Value          Benefit     Value      Value          Benefit
   ------      --------------      -----      ---------      -------     -----      ---------      -------
    1         $   2305.80         $1113       $     0       $100,000    $ 1336      $      0      $  100,000
    2             4726.89          2176             0        100,000      2649             0         100,000
    3             7269.03          3126           326        100,000      3912          1112         100,000
    4             9938.29          3980          1180        100,000      5111          2311         100,000
    5           12,741.00          4729          1929        100,000      6236          3436         100,000
    6           15,683.85          5393          2873        100,000      7321          4801         100,000
    7           18,773.84          5932          3692        100,000      8244          6004         100,000
    8           22,018.34          6333          4373        100,000      9108          7148         100,000
    9           25,425.05          6577          4897        100,000      9793          8113         100,000
    10          29,002.10          6645          5245        100,000    10,367          8967         100,000
    11          32,758.01          6564          5444        100,000    10,835          9715         100,000
    12          36,701.71          6273          5433        100,000    11,085        10,245         100,000
    13          40,842.60          5752          5192        100,000    11,226        10,666         100,000
    14          45,190.53          4981          4701        100,000    11,128        10,848         100,000
    15          49,755.85          3931          3931        100,000    10,937        10,937         100,000
    16          54,549.44          2556          2556        100,000    10,678        10,678         100,000
    17          59,582.72           800           800        100,000      9950          9950         100,000
    18          64,867.65             0             0              0      8897          8897         100,000
    19          70,416.84             0             0              0      7476          7476         100,000
    20          76,243.48             0             0              0      5632          5632         100,000
    25         110,049.14             0             0              0         0             0               0
    30         153,194.69             0             0              0         0             0               0

------------------
* These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, and Premium Charge.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, and Premium Charge.

THE DEATH BENEFIT MAY, AND THE CASH VALUES AND SURRENDER VALUES WILL DIFFER IF PREMIUM PAYMENTS ARE MADE IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SUBACCOUNTS AND THE DIFFERENT RATES OF RETURN OF THE SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 AMERICAN FAMILY LIFE INSURANCE COMPANY VARIABLE
                         UNIVERSAL LIFE INSURANCE POLICY

$100,000 FACE AMOUNT                MALE INSURED ISSUE AGE 55 PREFERRED

DEATH BENEFIT OPTION 2              ANNUAL PREMIUM $2,196.00
                                                   ---------

                                   ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%
                     Guaranteed* (Net Rate of -1.84%)                     Current** (Net Rate of -1.84%)
               ------------------------------------------       ---------------------------------------------
   End         Accumulated
   Policy      at 5% Int.         Cash          Surrender       Death       Cash       Surrender      Death
   Year        Per Year           Value         Value           Benefit     Value      Value          Benefit
   ------      -----------        -----         ---------       -------     -----      ---------      -------
    1         $   2305.80        $1121         $    0          $101,121    $ 1327      $   0         $101,327
    2             4726.89         2141              0           102,141      2622          0          102,622
    3             7269.03         3057            257           103,057      3860       1060          103,860
    4             9938.29         3865           1065           103,865      5023       2223          105,023
    5           12,741.00         4554           1754           104,554      6101       3301          106,101
    6           15,683.85         5145           2625           105,145      7127       4607          107,127
    7           18,773.84         5596           3356           105,596      7970       5730          107,970
    8           22,018.34         5894           3934           105,894      8741       6781          108,741
    9           25,425.05         6018           4338           106,018      9307       7627          109,307
    10          29,002.10         5952           4552           105,952      9743       8343          109,743
    11          32,758.01         5722           4602           105,722    10,039       8919          110,039
    12          36,701.71         5272           4432           105,272    10,084       9244          110,084
    13          40,842.60         4587           4027           104,587    10,004       9444          110,004
    14          45,190.53         3654           3374           103,654      9654       9374          109,654
    15          49,755.85         2454           2454           102,454      9205       9205          109,205
    16          54,549.44          955            955           100,955      8688       8688          108,688
    17          59,582.72            0              0                 0      7657       7657          107,657
    18          64,867.65            0              0                 0      6294       6294          106,294
    19          70,416.84            0              0                 0      4570       4570          104,570
    20          76,243.48            0              0                 0      2454       2454          102,454
    25         110,049.14            0              0                 0         0          0                0
    30         153,194.69            0              0                 0         0          0                0

-----------------------
* These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, and Premium Charge.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, and Premium Charge.

THE DEATH BENEFIT MAY, AND THE CASH VALUES AND SURRENDER VALUES WILL DIFFER IF PREMIUM PAYMENTS ARE MADE IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR
BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SUBACCOUNTS AND THE DIFFERENT RATES OF RETURN OF THE SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 AMERICAN FAMILY LIFE INSURANCE COMPANY VARIABLE
                         UNIVERSAL LIFE INSURANCE POLICY

$100,000 FACE AMOUNT                MALE INSURED ISSUE AGE 55 PREFERRED

DEATH BENEFIT OPTION 1              ANNUAL PREMIUM $2,196.00
                                                   ---------

                                   ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 5%
                     Guaranteed* (Net Rate of 3.16%)                      Current** (Net Rate of 3.16%)
               ------------------------------------------       ---------------------------------------------
   End         Accumulated
   Policy      at 5% Int.         Cash          Surrender       Death       Cash       Surrender       Death
   Year        Per Year           Value         Value           Benefit     Value      Value           Benefit
   ------      -----------        -----         ---------       -------     -----      ---------       -------
    1         $   2305.80        $  1212       $     0         $100,000    $  1420     $     0       $100,000
    2             4726.89           2391             0          100,000       2887           0        100,000
    3             7269.03           3534           734          100,000       4375        1575        100,000
    4             9938.29           4635          1835          100,000       5870        3070        100,000
    5           12,741.00           5682          2882          100,000       7362        4562        100,000
    6           15,683.85           6695          4175          100,000       8885        6365        100,000
    7           18,773.84           7631          5391          100,000     10,317        8077        100,000
    8           22,018.34           8473          6513          100,000     11,758        9798        100,000
    9           25,425.05           9199          7519          100,000     13,089      11,409        100,000
    10          29,002.10           9787          8387          100,000     14,374      12,974        100,000
    11          32,758.01         10,260          9140          100,000     15,639      14,519        100,000
    12          36,701.71         10,552          9712          100,000     16,759      15,919        100,000
    13          40,842.60         10,637        10,077          100,000     17,836      17,276        100,000
    14          45,190.53         10,489        10,209          100,000     18,747      18,467        100,000
    15          49,755.85         10,069        10,069          100,000     19,626      19,626        100,000
    16          54,549.44           9324          9324          100,000     20,497      20,497        100,000
    17          59,582.72           8188          8188          100,000     20,999      20,999        100,000
    18          64,867.65           6568          6568          100,000     21,254      21,254        100,000
    19          70,416.84           4354          4354          100,000     21,221      21,221        100,000
    20          76,243.48           1415          1415          100,000     20,846      20,846        100,000
    25         110,049.14              0             0                0     11,123      11,123        100,000
    30         153,194.69              0             0                0          0          0                0

-------------------
* These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, and Premium Charge.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, and Premium Charge.

THE DEATH BENEFIT MAY, AND THE CASH VALUES AND SURRENDER VALUES WILL DIFFER IF PREMIUM PAYMENTS ARE MADE IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 5% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SUBACCOUNTS AND THE DIFFERENT RATES OF RETURN OF THE SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 5%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 AMERICAN FAMILY LIFE INSURANCE COMPANY VARIABLE
                         UNIVERSAL LIFE INSURANCE POLICY

$100,000 FACE AMOUNT                MALE INSURED ISSUE AGE 55 PREFERRED

DEATH BENEFIT OPTION 2              ANNUAL PREMIUM $2,196.00
                                                   ---------

                                   ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 5%
                     Guaranteed* (Net Rate of 3.16%)                      Current** (Net Rate of 3.16%)
               ------------------------------------------       ---------------------------------------------
   End         Accumulated
   Policy      at 5% Int.         Cash          Surrender       Death       Cash       Surrender       Death
   Year        Per Year           Value         Value           Benefit     Value      Value           Benefit
   ------      -----------        -----         ---------       -------     -----      ---------       -------
    1         $   2305.80        $1198         $   0           $101,198    $  1410     $     0       $101,410
    2             4726.89         2353             0            102,353       2857          57        102,857
    3             7269.03         3456           656            103,456       4316        1516        104,316
    4             9938.29         4500          1700            104,500       5767        2967        105,767
    5           12,741.00         5470          2670            105,470       7199        4399        107,199
    6           15,683.85         6383          3863            106,383       8643        6123        108,643
    7           18,773.84         7193          4953            107,193       9964        7724        109,964
    8           22,018.34         7879          5919            107,879     11,269        9309        111,269
    9           25,425.05         8415          6735            108,415     12,419      10,739        112,419
    10          29,002.10         8774          7374            108,774     13,483      12,083        113,483
    11          32,758.01         8975          7855            108,975     14,461      13,341        114,461
    12          36,701.71         8953          8113            108,953     15,220      14,380        115,220
    13          40,842.60         8681          8121            108,681     15,881      15,321        115,881
    14          45,190.53         8132          7852            108,132     16,285      16,005        116,285
    15          49,755.85         7273          7273            107,273     16,599      16,599        116,599
    16          54,549.44         6058          6058            106,058     16,846      16,846        116,846
    17          59,582.72         4431          4431            104,431     16,568      16,568        116,568
    18          64,867.65         2321          2321            102,321     15,924      15,924        115,924
    19          70,416.84            0             0                  0     14,867      14,867        114,867
    20          76,243.48            0             0                  0     13,345      13,345        113,345
    25         110,049.14            0             0                  0          0           0
    30         153,194.69            0             0                  0          0           0

--------------------
* These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, and Premium Charge.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, and Premium Charge.

THE DEATH BENEFIT MAY, AND THE CASH VALUES AND SURRENDER VALUES WILL DIFFER IF PREMIUM PAYMENTS ARE MADE IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 5% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SUBACCOUNTS AND THE DIFFERENT RATES OF RETURN OF THE SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 5%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 AMERICAN FAMILY LIFE INSURANCE COMPANY VARIABLE
                         UNIVERSAL LIFE INSURANCE POLICY

$100,000 FACE AMOUNT                MALE INSURED ISSUE AGE 55 PREFERRED

DEATH BENEFIT OPTION 1              ANNUAL PREMIUM $2,196.00
                                                   ---------

                                   ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 10%
                     Guaranteed* (Net Rate of 8.16%)                      Current** (Net Rate of 8.16%)
               ------------------------------------------       ---------------------------------------------
   End         Accumulated
   Policy      at 5% Int.         Cash          Surrender       Death       Cash       Surrender       Death
   Year        Per Year           Value         Value           Benefit     Value      Value           Benefit
   ------      -----------        -----         ---------       -------     -----      ---------       -------
    1         $   2305.80        $  1290       $     0         $100,000    $   1504    $      0      $100,000
    2             4726.89           2615             0          100,000        3134         334       100,000
    3             7269.03           3974          1174          100,000        4872        2072       100,000
    4             9938.29           5366          2566          100,000        6713        3913       100,000
    5           12,741.00           6785          3985          100,000        8656        5856       100,000
    6           15,683.85           8258          5738          100,000      10,746        8226       100,000
    7           18,773.84           9748          7508          100,000      12,873      10,633       100,000
    8           22,018.34         11,246          9286          100,000      15,145      13,185       100,000
    9           25,425.05         12,737        11,057          100,000      17,461      15,781       100,000
    10          29,002.10         14,206        12,806          100,000      19,894      18,494       100,000
    11          32,758.01         15,688        14,568          100,000      22,520      21,400       100,000
    12          36,701.71         17,128        16,288          100,000      25,221      24,381       100,000
    13          40,842.60         18,513        17,953          100,000      28,112      27,552       100,000
    14          45,190.53         19,828        19,548          100,000      31,113      30,833       100,000
    15          49,755.85         21,053        21,053          100,000      34,372      34,372       100,000
    16          54,549.44         22,155        22,155          100,000      37,945      37,945       100,000
    17          59,582.72         23,093        23,093          100,000      41,590      41,590       100,000
    18          64,867.65         23,807        23,807          100,000      45,461      45,461       100,000
    19          70,416.84         24,225        24,225          100,000      49,596      49,596       100,000
    20          76,243.48         24,264        24,264          100,000      54,042      54,042       100,000
    25         110,049.14         15,021        15,021          100,000      83,954      83,954       100,000
    30         153,194.69              0             0                0     136,145     136,145       142,952

---------------
* These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, and Premium Charge.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, and Premium Charge.

THE DEATH BENEFIT MAY, AND THE CASH VALUES AND SURRENDER VALUES WILL DIFFER IF PREMIUM PAYMENTS ARE MADE IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 10% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SUBACCOUNTS AND THE DIFFERENT RATES OF RETURN OF THE SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 10%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 AMERICAN FAMILY LIFE INSURANCE COMPANY VARIABLE
                         UNIVERSAL LIFE INSURANCE POLICY

$100,000 FACE AMOUNT                MALE INSURED ISSUE AGE 55 PREFERRED

DEATH BENEFIT OPTION 2              ANNUAL PREMIUM $2,196.00
                                                   ---------

                                   ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 10%
                     Guaranteed* (Net Rate of 8.16%)                      Current** (Net Rate of 8.16%)
               ------------------------------------------       ---------------------------------------------
   End         Accumulated
   Policy      at 5% Int.         Cash          Surrender       Death       Cash       Surrender       Death
   Year        Per Year           Value         Value           Benefit     Value      Value           Benefit
   ------      -----------        -----         ---------       -------     -----      ---------       -------
    1         $   2305.80        $  1276       $     0         $101,276    $  1494     $     0       $101,494
    2             4726.89           2573             0          102,573       3102         302        103,102
    3             7269.03           3885          1085          103,885       4805        2005        104,805
    4             9938.29           5208          2408          105,208       6594        3794        106,594
    5           12,741.00           6530          3730          106,530       8461        5661        108,461
    6           15,683.85           7869          5349          107,869     10,446        7926        110,446
    7           18,773.84           9182          6942          109,182     12,421      10,181        112,421
    8           22,018.34         10,449          8489          110,449     14,497      12,537        114,497
    9           25,425.05         11,642          9962          111,642     16,541      14,861        116,541
    10          29,002.10         12,735        11,335          112,735     18,627      17,227        118,627
    11          32,758.01         13,744        12,624          113,744     20,783      19,663        120,783
    12          36,701.71         14,600        13,760          114,600     22,864      22,024        122,864
    13          40,842.60         15,269        14,709          115,269     24,994      24,434        124,994
    14          45,190.53         15,719        15,439          115,719     27,021      26,741        127,021
    15          49,755.85         15,905        15,905          115,905     29,115      29,115        129,115
    16          54,549.44         15,769        15,769          115,769     31,309      31,309        131,309
    17          59,582.72         15,238        15,238          115,238     33,144      33,144        133,144
    18          64,867.65         14,222        14,222          114,222     34,773      34,773        134,773
    19          70,416.84         12,614        12,614          112,614     36,142      36,142        136,142
    20          76,243.48         10,305        10,305          110,305     37,191      37,191        137,191
    25         110,049.14              0             0                0     34,911      34,911        134,911
    30         153,194.69              0             0                0     11,366      11,366        111,366

-----------------
* These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, and Premium Charge.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, and Premium Charge.

THE DEATH BENEFIT MAY, AND THE CASH VALUES AND SURRENDER VALUES WILL DIFFER IF PREMIUM PAYMENTS ARE MADE IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 10% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SUBACCOUNTS AND THE DIFFERENT RATES OF RETURN OF THE SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 10%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

AMERICAN FAMILY LIFE INSURANCE COMPANY

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                        PAGE(S)
Report of Independent Accountants                                           1

Financial Statements:

   Balance Sheets                                                           2

   Statements of Income                                                     3

   Statements of Changes in Stockholder's Equity                            4

   Statements of Cash Flows                                                 5

Notes to Financial Statements                                            6-16

                        REPORT OF INDEPENDENT ACCOUNTANTS







Board of Directors
American Family Life Insurance Company
Madison, Wisconsin


In our opinion, the accompanying balance sheets and the related statements of income, changes in stockholder' equity and cash flows present fairly, in all material respects, the financial position of American Family Life Insurance Company (herein referred to as the "Company") at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.





February 16, 2001

AMERICAN FAMILY LIFE INSURANCE COMPANY

BALANCE SHEETS
DECEMBER 31, 2000 AND 1999
(IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)
-------------------------------------------------------------------------------

                                                          2000         1999
                                                          ----         ----
                     ASSETS

Cash and investments
  Bonds, available for sale                            $2,038,899   $1,920,102
  Mortgage loans on real estate                           174,804      145,306
  Policy loans                                            149,659      139,718
  Cash                                                        735        8,625
  Short-term investments                                   31,565        8,819
  Other invested assets                                    10,171        6,889
                                                       ----------   ----------
         Total cash and invested assets                 2,405,833    2,229,459

Investment income receivable                               31,794       29,359
Accounts receivable - affiliates                            2,152        1,764
Deferred policy acquisition costs                         429,308      431,521
Deferred tax asset                                         10,287       30,479
Other assets                                                9,568        9,989
                                                       ----------   ----------
         Total assets                                  $2,888,942   $2,732,571
                                                       ==========   ==========

                  LIABILITIES

Liabilities for life policies and contracts            $2,175,735   $2,019,160
Policy and contract claims                                 10,484       10,912
Policyholders' dividends payable                           26,944       40,401
Premium deposits                                            6,172        6,591
Accrued expenses                                           31,333       25,143
Taxes payable to affiliates                                10,211       14,330
Other liabilities                                          30,600       70,869
                                                       ----------   ----------
         Total liabilities                              2,291,479    2,187,406


              STOCKHOLDER'S EQUITY

Common stock, $250 par value at December 31, 2000
    and 1999; 10,000 shares authorized, issued and
    outstanding at December 31, 2000 and 1999               2,500        2,500
Additional paid-in capital                                  1,000        1,000
Retained earnings                                         589,343      559,070
Accumulated other comprehensive income (loss)               4,620      (17,405)
                                                       ----------   ----------
         Total stockholder's equity                       597,463      545,165
                                                       ----------   ----------
         Total liabilities and stockholder's equity    $2,888,942   $2,732,571
                                                       ==========   ==========

     The accompanying notes are an integral part of these financial statements.

AMERICAN FAMILY LIFE INSURANCE COMPANY

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(IN THOUSANDS)
-------------------------------------------------------------------------------

                                                    2000       1999       1998
                                                    ----       ----       ----
Revenues:
  Premiums, fees and annuity considerations       $280,834   $265,940   $253,922
  Consideration for supplemental contracts
    and dividend accumulations                      17,303     15,102     14,922
  Net investment income                            162,663    153,292    147,347
  Net realized investment gains (losses)              (658)      (744)     1,658
  Other income                                       2,560      1,365        663
                                                  --------   --------   --------
         Total revenues                            462,702    434,955    418,512
                                                  --------   --------   --------
Benefits and expenses:
  Policy and contract claims and other benefits    135,541    114,093    111,611
  Dividends to policyholders                        38,163     39,579     46,617
  Change in future policy benefits                 183,146    150,917    147,505
  Commissions                                       22,384      7,432     17,657
  Other expenses                                    33,030     62,808    120,772
                                                  --------   --------   --------
         Total benefits and expenses               412,264    374,829    444,162
                                                  --------   --------   --------
         Income (loss) before income taxes          50,438     60,126    (25,650)
                                                  --------   --------   --------
Income taxes:
  Current                                           11,833     16,991    (24,945)
  Deferred                                           8,332      3,490     15,618
                                                  --------   --------   --------
         Total income tax expense (benefit)         20,165     20,481     (9,327)
                                                  --------   --------   --------
         Net income (loss)                        $ 30,273   $ 39,645   $(16,323)
                                                  ========   ========   ========

 The accompanying notes are an integral part of these financial statements.

AMERICAN FAMILY LIFE INSURANCE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(IN THOUSANDS)
-------------------------------------------------------------------------------

                                                      2000                    1999                     1998
                                                      ----                    ----                     ----
Common stock:
  Balance, beginning of year                            $  2,500                $  1,000                 $  1,000
  Stock dividend                                               -                   1,500                        -
                                                        --------                --------                 --------
  Balance, end of year                                     2,500                   2,500                    1,000
                                                        --------                --------                 --------
Additional paid-in-capital:
  Balance at beginning and
      end of year                                          1,000                   1,000                    1,000
                                                        --------                --------                 --------
Retained earnings:
  Balance at beginning of year                           559,070                 520,925                  537,248
  Stock dividend                                               -                  (1,500)                       -
  Net income                                  $30,273     30,273     $ 39,645     39,645     $(16,323)    (16,323)
                                                        --------                --------                 --------
  Balance at end of year                                 589,343                 559,070                  520,925
                                                        --------                --------                 --------
Accumulated other comprehensive
    income:
  Balance at beginning of year                           (17,405)                 36,703                   24,105
  Change in unrealized gains/losses
      on bonds (net of tax of $11,453,
      ($28,544) and $7,439 and DAC
      fair value adjustment of $22,600,
      $(54,738) and $11,345 in 2000,
      1999 and 1998, respectively)             21,270     21,270      (53,010)   (53,010)      13,815      13,815
  Less: reclassification adjustment
      for (losses) gains included in
      net income (net of tax of ($407)
      $591 and $658)                             (755)      (755)       1,098      1,098        1,217       1,217
                                                        --------                --------                 --------
Balance at end of year                                     4,620                 (17,405)                  36,703
                                              -------   --------     --------   --------     --------    --------
Comprehensive income (loss)                   $52,298                $(14,463)               $ (3,725)
                                              =======                ========                ========
          Total stockholder's equity                    $597,463                $545,165                 $559,628
                                                        ========                ========                 ========

  The accompanying notes are an integral part of these financial statements.

AMERICAN FAMILY LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(IN THOUSANDS)
-------------------------------------------------------------------------------

                                                             2000         1999         1998
                                                             ----         ----         ----
Cash flows from operating activities:
  Net income                                              $  30,273    $  39,645    $ (16,323)
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Insurance liabilities                                 151,512      124,944      120,902
      Interest credited to insurance liabilities             25,797       25,019       24,912
      Fees charged to insurance liabilities                 (24,859)     (23,318)     (22,549)
      Amortization of investment income                      (1,327)      (1,210)      (1,321)
      Deferred acquisition costs                            (12,516)     (63,214)     (27,298)
      Net realized investment (gains) losses                    658          744       (2,321)
      Other                                                 (67,711)       3,327       40,278
                                                          ---------    ---------    ---------
         Net cash provided by (used in)
          operating activities                              101,827      105,937      116,280
                                                          ---------    ---------    ---------
Cash flows from investing activities:
  Proceeds from sales of bonds                               44,007       45,254       86,310
  Proceeds from maturities of bonds                         177,575      213,947      140,747
  Proceeds from sales of other investments                   16,265       17,064       12,465
  Purchases of bonds                                       (283,164)    (368,816)    (332,854)
  Purchases of other investments                            (45,762)     (37,924)     (31,144)
  Net purchases and sales of short-term investments         (22,747)      25,092        8,861
                                                          ---------    ---------    ---------
         Net cash provided by (used in)
          investing activities                             (113,826)    (105,383)    (115,615)
                                                          ---------    ---------    ---------
Cash flows from financing activities:
  Deposits to insurance liabilities                          57,295       54,259       51,700
  Withdrawals from insurance liabilities                    (53,186)     (48,308)     (52,638)
                                                          ---------    ---------    ---------
         Net cash provided by (used in)
          financing activities                                4,109        5,951         (938)
                                                          ---------    ---------    ---------
Net change in cash                                           (7,890)       6,505         (273)

Cash, beginning of year                                       8,625        2,120        2,393
                                                          ---------    ---------    ---------
Cash, end of year                                         $     735    $   8,625    $   2,120
                                                          =========    =========    =========

  The accompanying notes are an integral part of these financial statements.

AMERICAN FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


  1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       American Family Life Insurance Company (the "Company") is a wholly-owned subsidiary of AmFam, Inc., which is wholly-owned by American Family Mutual Insurance Company ("AFMIC").

       The Company operates in the life insurance industry. It markets whole life, term life, universal life and annuity products to provide financial protection for qualified individuals, families and business enterprises. It sells these products through a multi-line, exclusive agency force in fourteen states. The Company also writes a small amount of credit insurance, group life insurance and structured settlements business primarily as a service to its affiliates.

       The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company utilizes significant estimates and assumptions in the calculation of deferred acquisition costs, deferred taxes, and insurance liabilities. Actual results could differ from those estimates.

       The significant accounting policies are as follows:

       a.   INVESTMENTS

            The Company may dispose of bonds prior to their scheduled maturity due to changes in interest rates, prepayments, tax and credit considerations, liquidity or regulatory capital requirements, or other similar factors. As a result, the Company considers all of its bonds as available-for-sale. Available-for-sale investments are reported at fair value, with unrealized gains and losses, net of applicable deferred income taxes, reported as a component of accumulated other comprehensive income until realized. Fair values for issues traded on public exchanges are based on the market prices in such exchanges at year end. For issues that are not traded on public exchanges, fair values are estimated based on market comparables or internal analysis. If there is a decline in an investment's net realizable value that is other than temporary, it is recorded as a realized loss and the cost of the investment is reduced to its estimated fair value. Short-term investments are recorded at amortized cost, which approximates fair value.

            Mortgage loans on real estate are generally carried at their aggregate unpaid principal balances. Policy loans are stated at the aggregate of unpaid loan balances.

            Investment income is recorded when earned. Realized investment gains and losses on sale of investments are determined on a specific identification basis and are recorded in the accompanying statements of income.

AMERICAN FAMILY LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------


       b.   DEFERRED POLICY ACQUISITION COSTS

            Costs which vary with and are primarily related to the acquisition of new business are deferred to the extent that such costs are deemed recoverable. These costs include commissions, certain costs of policy issuance and underwriting and certain agency expenses. For non-participatory traditional life contracts, deferred costs are amortized with interest in relation to future anticipated premium revenue using the same assumptions that are used in calculating the insurance liabilities. For participatory traditional life contracts, deferred costs are amortized in relation to the present value of expected gross margins, discounted using the interest rate earned on the underlying assets. For universal life-type and investment-type contracts, deferred costs are amortized in relation to the present value of expected gross profits from these contracts, discounted using the interest rate credited to the policy.

            Recoverability of the unamortized balance of deferred policy acquisition costs is evaluated regularly. For participatory traditional life insurance contracts, the accumulated amortization is adjusted (whether an increase or a decrease) whenever there is a material change in the estimated gross margins expected over the life of a block of business in order to maintain a constant relationship between the cumulative amortization and the present value (discounted at the rate of interest earned on the underlying assets) of expected gross profits. For non-participatory traditional and most other contracts, the unamortized asset balance is reduced by a charge to income only when the sum of the present value of discounted future cash flows and the policy liabilities are not sufficient to cover such asset balance. For universal life-type contracts and investment-type contracts, the accumulated amortization is adjusted (whether an increase or a decrease) whenever there is a material change in the estimated gross profits expected over the life of a block of business in order to maintain a constant relationship between the cumulative amortization and the present value (discounted at the rate of interest that accrues to the policies) of expected gross profits.

            Deferred policy acquisition costs are also adjusted when bonds are recorded at fair value for participating traditional life products, universal life-type contracts, and investment-type contracts. This adjustment reflects the change in cumulative amortization that would have been recorded if these bonds had been sold at their fair values and the proceeds were reinvested at current yields.

       c.   LIABILITIES FOR LIFE POLICIES AND CONTRACTS

            The liabilities for life policies and contracts are determined after deducting a proportional share of reinsurance placed with other life insurers. Reserve credits taken for reinsurance are not significant at December 31, 2000 and 1999, and have not been classified as reinsurance receivables in the balance sheet.

            For non-participating traditional and limited payment life insurance contracts, reserves are calculated using the net level premium method, based on assumptions as to investment yields, mortality, withdrawals, expenses and dividends. These assumptions are made at the time the contract is issued and are consistent with those that were developed in the process for pricing products. Assumptions are based on projections from past Company experience and are modified only as necessary to reflect loss recognition. In addition, an allowance is made for possible unfavorable deviation from selected assumptions.

AMERICAN FAMILY LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------


            For universal life-type, deposit-type and investment-type insurance contracts, reserves are based on the contract account balance. Annuities in payout status use contract interest rates and the 1983 Immediate Annuity Mortality table.

            For participating policies, reserves are calculated based on the net level policy benefit reserve. Interest assumptions are consistent with the policy dividend formula and mortality assumptions are based on the 1980 CSO table. Interest rates on current issues are between 4.0% and 4.5% in both 2000 and 1999. Interest rates on all other issues are between 2.5% and 5.0% at both 2000 and 1999. The amount of dividends to be paid is determined annually. The portion of Company earnings allocated as dividends to participating policyholders is included in life insurance liabilities.

            The information below shows reserves by type of contract (in thousands):

                                                DECEMBER 31, 2000       DECEMBER 31, 1999
                                                -----------------       -----------------
            Deposit-type liabilities:
              Universal life                   $  338,023     15.6%    $  317,307     15.7%
              Deferred annuities                  153,947      7.1%       169,615      8.4%

            Insurance-type liabilities:
              Participating
                traditional life                1,447,386     66.5%     1,316,739     65.2%
              Non-participating life              115,760      5.3%        98,829      4.9%
              Payout annuities                    117,655      5.4%       114,178      5.8%

            Other insurance reserves                2,964      0.1%         2,492      0.0%
                                               ----------    -----     ----------    -----
                Total liabilities for life
                  policies and contracts       $2,175,735    100.0%    $2,019,160    100.0%
                                               ==========    =====     ==========    =====

       d.   INCOME TAXES

            The Company is included in the federal consolidated tax return of AFMIC. The consolidated AFMIC group is subject to a tax allocation agreement under which each member's tax liability equals or approximates separate return calculations with current credit for net losses and tax credits utilized by other members of the group.

            Deferred federal income taxes are established for the future tax effects of temporary differences between the tax and financial reporting bases of assets and liabilities using currently enacted tax rates. The effect on deferred income taxes for a change in tax rates is recognized in income in the period of enactment. Deferred income tax assets are valued based upon the expectation of future realization on a "more likely than not" basis. A valuation allowance is established for that portion of deferred income tax assets which cannot meet this realization standard. At December 31, 2000 and 1999, a valuation allowance was not established since the Company's analysis indicates that it is more likely than not that the deferred income tax assets will be realized in future periods.

AMERICAN FAMILY LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------


       e.   PREMIUM INCOME AND ANNUITY CONSIDERATIONS

            Premiums and annuity considerations are generally recognized as income when due. Benefits and expenses are recognized as a level percentage of earned premiums by providing for future policy benefits and by amortizing deferred policy acquisition costs. Uncollected premiums are recorded net of premiums due to reinsurers.

            For investment contracts without significant mortality risk and for contracts that permit either the Company or the insured to make changes in the contract terms, premium deposits and benefit payments are recorded as increases or decreases in a liability account, rather than as revenue and expense. Revenue is recognized for any amounts charged against the liability account for the cost of insurance, policy administration, and surrender penalties. Expense is recorded for any interest credited to the liability account and any benefit payments which exceed the contract liability account balance.

       f.   INTERCOMPANY EXPENSE ALLOCATION

            The Company shares certain administrative, occupancy and marketing expenses with AFMIC and other affiliated companies. Such expenses are allocated to the Company at cost in proportion to the estimated utilization. Allocation methods are refined periodically in light of current operations and resources utilized by the Company. Allocated expenses amounted to approximately $43,950,000, $41,444,000 and $37,044,000 for 2000,1999 and 1998, respectively.

       g.   REINSURANCE

            In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of the benefits paid over such limits. This is accomplished by cessions to reinsurers under excess of loss and coinsurance contracts. Estimated reinsurance receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts. The amounts included in the liabilities for life policies and contracts, premiums earned, and life insurance benefits incurred related to reinsurance ceded are not significant to the Company's financial statements as of and for the years ended December 31, 2000, 1999 and 1998.

            A contingent liability exists to the Company to the extent that any reinsurer might be unable to meet its obligations assumed under the various reinsurance contracts.

       h.   STATEMENTS OF CASH FLOWS

            The Company paid income taxes of $15,099,000, $8,262,000 and $15,067,000 in 2000, 1999 and 1998, respectively.

AMERICAN FAMILY LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------


  2.   FINANCIAL INSTRUMENTS

       a.   FAIR VALUE OF FINANCIAL INSTRUMENTS

            The following methods and assumptions were used to estimate the fair value of financial instruments for which it is practicable to estimate that value:

            BONDS

            Fair values for issues traded on public exchanges are based on the last reported sales price at year end. For issues that are not traded in public exchanges, fair values were estimated based on market comparables or internal analysis.

            MORTGAGE LOANS ON REAL ESTATE

            The fair value of mortgage loans on real estate is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

            POLICY LOANS

            Policy loans have no stated maturity dates and are an integral part of the related insurance contract. Accordingly, it is not practicable to estimate a fair value for them. The interest rate for policy loans on current issues was 8% in both 2000 and 1999.

            SUPPLEMENTAL CONTRACTS, STRUCTURED SETTLEMENTS AND IMMEDIATE
            ANNUITIES

            Fair values for supplemental contracts, structured settlements and immediate annuities are based on the present value of expected payments using current crediting interest rates.

            The estimated fair values of the Company's financial instruments that are not disclosed on the face of the balance sheet or elsewhere in the notes, are as follows (in thousands):

                                                  DECEMBER 31, 2000       DECEMBER 31, 1999
                                                ---------------------   ---------------------
                                                            ESTIMATED               ESTIMATED
                                                CARRYING      FAIR      CARRYING      FAIR
                                                 AMOUNT       VALUE      AMOUNT       VALUE
                                                --------    ---------   --------    ---------
            Financial assets:
              Mortgage loans on real estate      $174,804    $181,785    $145,306    $143,179

            Financial liabilities:
              Supplemental contracts without
                life contingencies                  9,219       9,196       9,012       8,983
              Structured settlements               79,159      87,680      76,451      85,317
              Immediate annuities                  20,887      21,699      20,882      21,604

AMERICAN FAMILY LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------


       b.   BONDS

            The amortized cost and estimated fair value of bonds, including short-term investments, at December 31, 2000 and 1999 are as follows (in thousands):

                                                                DECEMBER 31, 2000
                                                  ------------------------------------------------
                                                                GROSS        GROSS      ESTIMATED
                                                  AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                    COST        GAIN         LOSS         VALUE
                                                  ------------------------------------------------
            U.S. Treasury securities and
                obligations of U.S. Government
                corporations and agencies         $   79,767    $ 1,376    $   (612)    $   80,531
            Obligations of state and political
                subdivisions                          21,450        259        (110)        21,599
            Public utilities                         123,401      3,720        (120)       127,001
            Industrial and other corporate         1,244,173     21,255     (28,306)     1,237,122
            Mortgage-backed securities               283,517      7,278        (491)       290,304
            Asset-backed securities                  307,930      7,069      (1,092)       313,907
                                                  ----------    -------    --------     ----------
                    Total                         $2,060,238    $40,957    $(30,731)    $2,070,464
                                                  ==========    =======    ========     ==========

                                                                DECEMBER 31, 1999
                                                  ------------------------------------------------
                                                                GROSS        GROSS      ESTIMATED
                                                  AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                    COST        GAIN         LOSS         VALUE
                                                  ------------------------------------------------
            U.S. Treasury securities and
                obligations of U.S. Government
                corporations and agencies         $   81,700    $   953    $ (3,056)    $   79,597
            Obligations of state and political
                subdivisions                          32,475         60        (480)        32,055
            Public utilities                         128,066      1,274      (1,290)       128,050
            Industrial and other corporate         1,154,995      7,045     (35,773)     1,126,267
            Mortgage-backed securities               270,449      1,146      (6,151)       265,444
            Asset-backed securities                  307,555         66     (10,113)       297,508
                                                  ----------    -------    --------     ----------
                    Total                         $1,975,240    $10,544    $(56,863)    $1,928,921
                                                  ==========    =======    ========     ==========

AMERICAN FAMILY LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------


            The amortized cost and estimated fair value of bonds, including short-term investments, by contractual maturity, at December 31, 2000 are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                           DECEMBER 31, 2000
                                                        -----------------------
                                                                      ESTIMATED
                                                        AMORTIZED       FAIR
                                                          COST          VALUE
                                                        -----------------------
            Due in one year or less                     $  128,327   $  128,693
            Due after one year through five years          592,144      590,889
            Due after five years through ten years         618,248      616,055
            Due after ten years                            130,072      130,616
                                                        ----------   ----------
                    Subtotal                             1,468,791    1,466,253

            Mortgage-backed securities                     283,517      290,304
            Asset-backed securities                        307,930      313,907
                                                        ----------   ----------
                    Total                               $2,060,238   $2,070,464
                                                        ==========   ==========

            Proceeds from sales of long-term bonds during 2000, 1999 and 1998 were $44,007,000, $45,254,000 and $86,310,000, respectively. Gross gains of $682,000, $297,000 and 1,669,000 and gross losses of $1,092,000, $922,000 and $0 were realized on those sales for 2000, 1999 and 1998, respectively. At December 31, 2000 and 1999, bonds carried at approximately $1,932,000 and $1,890,000, respectively, were on deposit with various regulatory authorities to comply with insurance laws.

       c.   ACCUMULATED OTHER COMPREHENSIVE INCOME

            Accumulated other comprehensive income at December 31, 2000, 1999 and 1998 is comprised of the following investment-related components (in thousands):

                                                       2000        1999         1998
                                                       ----        ----         ----
            Fair value adjustment of investments      $10,226    $(46,319)    $ 91,662
            Adjustment of DAC relating to fair
               value adjustment                        (3,118)     19,542      (35,196)
            Deferred income taxes                      (2,488)      9,372      (19,763)
                                                      -------    --------     --------
            Accumulated other comprehensive
               income (loss)                          $ 4,620    $(17,405)    $ 36,703
                                                      =======    ========     ========

AMERICAN FAMILY LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------


       d.   MORTGAGE LOANS

            Significant concentrations of mortgage loans amounting to $130,039,000 and $103,414,000 were for properties located in the Midwest region, of which $34,857,000 and $33,079,000 were located in the State of Wisconsin at December 31, 2000 and 1999, respectively. Mortgage loans of the Company are invested primarily in office buildings and shopping centers.

            The minimum and maximum lending rates for mortgage loans issued during 2000 and 1999 ranged from 7.38% to 8.47% and 6.50% to 8.02%, respectively. Generally, the Company's mortgage loans are limited to 75% of the appraised value. Fire and extended coverage insurance is required on all properties.


  3.   DEFERRED POLICY ACQUISITION COSTS

       Policy acquisition costs deferred and the related amortization charged to income are as follows (in thousands):

                                                                     2000        1999
                                                                     ----        ----
       Balance, beginning of year                                  $431,521    $332,728
       Costs deferred during year                                    39,989      40,078
       Amortization related to operations during year               (19,542)      3,977
       Amounts related to change in fair value adjustment of
         available-for-sale bonds                                   (22,660)     54,738
                                                                   --------    --------
       Balance, end of year                                        $429,308    $431,521
                                                                   ========    ========


  4.   EMPLOYEE BENEFIT PLANS

       The Company participates with AFMIC and its subsidiaries (herein referred to as the "Companies") in non-contributory defined benefit pension plans (herein referred to as the "Plans") covering substantially all employees. The benefits are based on years of credited service and highest average compensation (as defined in the Plans). The Companies' funding policy is based on the frozen entry age actuarial method as limited by the Pension Protection Act of 1987. Net pension expense of approximately $1,243,000, $1,658,000 and $1,229,000 was allocated to the Company for the years ended December 31, 2000, 1999 and 1998, respectively.

       The Companies participate in a qualified contributory Incentive and Thrift and 401(k) Plan (herein referred to as the "Plan"). All employees are eligible to enter into the Plan. Employee participation in the Plan is optional; participants contribute at least 1%, but no more than 15% of base compensation. The Companies are required to make annual contributions, as defined, to a trust fund. The Plan matches the first 3% of the eligible contributions made by employees. The amount of the match is based on the profits of the Companies, with a minimum contribution of 33 1/3% and a maximum of 300% of eligible contributions. The Plan expense allocated to the Company during 2000, 1999 and 1998 amounted to $180,000, $143,000 and $85,000, respectively.

AMERICAN FAMILY LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------


       The Company participates with AFMIC and its subsidiaries in providing certain health care and life insurance benefits to retired agents and employees. The cost of these benefits to the Company is substantially reduced by contributions made by retired agents and employees. The remaining cost to the Company was not significant in 2000, 1999 and 1998.


  5.   FEDERAL INCOME TAXES

       The components of the net deferred income tax asset (liability) are as follows (in thousands):

                                                              2000         1999
                                                              ----         ----
       Deferred tax assets:
         Life reserves                                     $ 118,994    $ 108,348
         Unrealized losses on securities                           -        9,372
         Policyholder dividends                                9,448       14,153
         Accrued litigation                                    5,422       20,160
         Deferred compensation items                           4,369        3,545
         Other                                                    82            -
                                                           ---------    ---------
                 Total deferred tax asset                    138,315      155,578

       Deferred tax liabilities:
         Deferred acquisition cost                          (121,409)    (115,768)
         Unrealized gains on securities                       (2,488)           -
         Asset basis differences                              (4,131)      (9,171)
         Other                                                     -         (160)
                                                           ---------    ---------
                 Total deferred tax liability               (128,028)    (125,099)
                                                           ---------    ---------
                 Net deferred tax asset (liability)        $  10,287    $  30,479
                                                           =========    =========

       The provisions for current and deferred income tax expense differ from the expected statutory rate as the result of permanent and other differences between pre-tax income and taxable income determined under existing tax regulations. The more significant differences, their effect on the statutory tax rate, and the resulting effective tax rates are summarized below:

                                                   2000      1999      1998
                                                   ----      ----      ----
       Federal statutory rate                       35%       35%       35%
       IRS audit adjustment                          2         1         1
       Other                                         3        (2)        -
                                                   ---       ---       ---
         Effective tax rate                         40%       34%       36%
                                                   ===       ===       ===

       Under pre-1984 life insurance company income tax laws, a portion of a company's "gain from operations" was not subject to current income taxation but was accumulated for tax purposes, in a memorandum account designated as the "policyholders' surplus account." The amounts included in this account are added to taxable income of later years at rates then in effect if the life insurance company elects to distribute tax basis policyholders' surplus to stockholders as dividends or takes

AMERICAN FAMILY LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------


       certain other actions. Any distributions are first made from another tax memorandum account known as the "stockholders' surplus account." The Company's undistributed tax stockholder's surplus account was $562,433,000 and $542,023,000 at December 31, 2000 and 1999,
       respectively. In addition, the Company's policyholders' surplus account was $5,149,000 at both December 31, 2000 and 1999.


  6.   COMMITMENTS AND CONTINGENCIES

       From time to time, mandatory assessments are levied on the Company by the life and health guaranty fund associations of states in which the Company is licensed. These assessments are to cover losses to policyholders of insolvent or rehabilitated insurance companies. Such estimates are subject to change as the associations determine more precisely the losses that have occurred and how such losses will be allocated to insurance companies.

       In 1998, AFLIC was a named defendant in several class lawsuits asserting various market conduct-type claims regarding the sale of whole life and universal life policies. AFLIC denied the allegations in each of these lawsuits, but it believed that resolution of all such issues would limit additional expense and burden upon its operations. A court approved settlement was reached in 1999. Policyholder settlement costs of $15,500,000 and $57,600,000 at December 31, 2000 and 1999, respectively, are recorded in other liabilities on the consolidated balance sheets. Policyholder settlement costs of $3,600,000 and $65,000,000 were included in other expenses in the consolidated statement of income for the years ended December 31, 1999 and 1998.


  7.   RELATED PARTIES

       The Company has agreed to lend up to a maximum of $20 million in short-term notes to its affiliate, AFFS, with interest at the same rate as paid by AFFS on its 30-day commercial paper on the date of the borrowing. No amounts were outstanding at December 31, 2000 and 1999.

       The Company issued certain annuities to AFMIC. The present value of all such annuities amounted to approximately $79,159,000 and $76,451,000 at December 31, 2000 and 1999, respectively.


   8.  STATUTORY FINANCIAL DATA

       The Company prepares financial statements in accordance with statutory accounting practices prescribed or permitted by applicable insurance regulatory authorities (STAT). Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as guidance provided in a variety of publications of the National Association of Insurance Commissioners (NAIC). The principal differences between prescribed statutory financial statements and financial statements prepared in accordance with generally accepted accounting principles (GAAP) are that statutory financial statements do not reflect deferred acquisition costs, deferred taxes, and bonds are generally carried at amortized cost. In addition, GAAP liabilities for life insurance reserves differ significantly from STAT.

AMERICAN FAMILY LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------


       Permitted statutory accounting practices encompass all accounting practices that are not prescribed. The Company does not employ significant permitted statutory accounting practices in the preparation of its statutory financial statements.

       The Company is subject to regulation and supervision by the various state insurance regulatory authorities in which it conducts business. Such regulation is generally designed to protect policyholders and includes such matters as maintenance of minimum statutory capital and surplus, risk-based capital ratios, and restrictions on the payment of dividends. Generally, the Company's statutory surplus may be available for transfer to its stockholder. However, such distributions as dividends may be subject to prior regulatory approval. No dividends were paid in 2000, 1999 and 1998.

       In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas. The Wisconsin Insurance Department has adopted the Codification guidance, effective January 1, 2001. The effect of adoption on the Company's statutory surplus is not expected to be material.

       On December 13, 1999, the Company's Board of Directors approved a stock dividend of $1,500,000 and a simultaneous 1 for 2.5 stock split, both effective December 31, 1999. As a result, at December 31, 1999, the Company had 10,000 shares of common stock authorized, issued and outstanding, at a par value of $250 per share, for a total common stock balance of $2,500,000. The stock transactions were effected to enable the Company to meet a minimum paid-in capital requirement in the state of California.

       Statutory capital and surplus and net income for the Company, as reported to regulatory authorities were as follows (in thousands):

                                               CAPITAL AND
                                              SURPLUS/EQUITY                  NET INCOME
                                           --------------------    --------------------------------
                                             2000        1999        2000        1999        1998
                                             ----        ----        ----        ----        ----
       Per statutory annual
           statements                      $190,430    $176,104    $ 15,205    $  2,951    $(64,604)
       GAAP adjustments:
         Deferred acquisition costs         429,308     431,521      20,447      46,038      31,269
         AVR/IMR                             10,891      10,245        (331)       (877)       (514)
         Unrealized gains on bonds           10,226     (46,319)          -           -           -
         Future policy benefits             (87,334)    (72,960)    (14,947)    (12,071)     (9,131)
         Deferred taxes                      10,287      30,479      (8,332)     (3,490)     24,945
         Computer software                    3,358       1,815         983         168           -
         Other                               30,297      14,280      17,248       6,926       1,712
                                           --------    --------    --------    --------    --------
       Per GAAP financial statements       $597,463    $545,165    $ 30,273    $ 39,645    $(16,323)
                                           ========    ========    ========    ========    ========

                                     PART II
                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

Article VII of American Family Life Insurance Company's Bylaws provides, in part:

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

To the extent permitted by law, the Corporation shall indemnify each Director and Officer of the Corporation, and his heirs, executors and administrators against all expenses and liability reasonably incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved by reason of his being or having been a Director or Officer of the Corporation, whether or not he continues to be a Director or Officer at the time of incurring such expenses and liabilities; such expenses and liabilities to include, but not limited to judgments, court costs, and attorneys' fees and the cost of settlements. The Corporation shall not, however, indemnify such Director or Officer with respect to matters as to which he shall be finally adjudged in any such action, suit, or proceeding to have been liable for willful misconduct in the performance of his duties as such Director or Officer. In the event a settlement or compromise is effected, indemnification may be had only if the Board of Directors shall have been furnished with an opinion of counsel for the Corporation to the effect that such settlement or compromise is in the best interests of the Corporation and that such Director or Officer is not liable for willful misconduct in the performance of his duties with respect to such matters, and, if the Board shall have adopted a resolution approving such settlement or compromise. The foregoing right of indemnification shall not be exclusive of other rights to which any Director or Officer may be entitled as a matter of law.

Insofar as indemnification or liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that any claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                          REASONABLENESS REPRESENTATION

American Family Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by American Family Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet.

         The prospectus consisting of _____ pages.

         The undertaking to file reports.

         Rule 484 undertaking.

         Reasonableness Representation.

         The signatures.

The following exhibits:

1.A.1.a.          Resolution of the Board of Directors of American Family Life Insurance Company
                  authorizing establishment of the American Family Variable Account I(1)
1.A.2.            None
1.A.3.a.i.        Form of Distribution Agreement among American Family Life Insurance Company, American
                  Family Variable Account I, and American Family Securities, LLC
1.A.3.b.          Registered Representative Agreement
1.A.4.            None
1.A.5.            Variable Universal Life Insurance Policy(1)
1.A.5.a.          Accelerated Death Benefit Rider (L-ACDB (VUL))(1)
1.A.5.b.          Accidental Death Benefit Rider (L-ADB (VUL))(1)
1.A.5.c.          Additional Insured Rider (L-AI-1 (VUL))(1)
1.A.5.d.          Children's Insurance Rider (L-CI-1 (VUL))(1)
1.A.5.e.          Guaranteed Minimum Death Benefit Rider (LGMDB (VUL))(1)
1.A.5.f.          Guaranteed Insurability Benefit Rider (L-GPO (VUL))(1)
1.A.5.g.          Waiver of Monthly Deductions Benefit for Primary Insured (L-WMD (VUL))(1)
1.A.5.h.          Waiver of Specified Premium Rider for the Primary Insured (L-WSP (VUL))(1)
1.A.6.a.          Articles of Amendment to the Articles of Incorporation of American Family Life
                  Insurance Company(1)
1.A.6.b.          By-Laws of American Family Life Insurance Company(1)
1.A.7.            Inapplicable
1.A.8.            Inapplicable
1.A.9.            None
1.A.10.           Form of Application(1)
2.                Opinion and consent of James F. Eldridge, Esq.
3.                Inapplicable
4.                Inapplicable
5.                Opinion and Consent of John Christensen, Chief Actuary-Life/Health as to actuarial matters pertaining to the securities being registered
6.                Opinion and consent of accountant
7.A.              Consent of Sutherland Asbill & Brennan LLP
7.B.              Consent of John Christensen, Chief Actuary - Life/Health
7.C.              Consent of James F. Eldridge, Esq.
8.                Description of American Family Life Insurance Company's Issuance, Transfer and Redemption
                  Procedures for Policies

9.                Powers of Attorney(1)
10.A.             Form of Participation Agreement among Fidelity Variable Insurance Products Fund, Fidelity
                  Variable Insurance Products Fund II, Fidelity Variable Insurance Products Fund III, Fidelity
                  Distributors Corporation and American Family Life Insurance Company
10.B.             Form of Participation Agreement between Federated Insurance Series and American Family Life
                  Insurance Company
10.C.             Form of Participation Agreement between Strong Variable Insurance Funds, Inc., Strong
                  Opportunity Fund II, Inc. and American Family Life Insurance Company
10.D.             Form of Participation Agreement among American Family Life Insurance Company, SEI Insurance
                  Products Trust and SEI Investments Distribution Company


(1) Incorporated by reference to Form S-6 Registration No. 333-44956 filed August 31, 2000.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, American Family Variable Account I has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the County of Dane and State of Wisconsin, on the 19th day of February, 2001.


                                           AMERICAN FAMILY VARIABLE ACCOUNT I
                                                      (Registrant)

                                      By: AMERICAN FAMILY LIFE INSURANCE COMPANY
                                                      (Depositor)

Attest: /s/ Rosalie Beck Detmer                By: /s/ Harvey Randell Pierce*
        ---------------------------               ------------------------------
        Rosalie Beck Detmer                       Harvey Randell Pierce
        Assistant General Counsel                 Chairman of the Board and C.E.O.
        American Family Life Insurance            American Family Life Insurance
        Company                                   Company

                                          AMERICAN FAMILY LIFE INSURANCE COMPANY
                                                      (Depositor)


Attest: /s/ Rosalie Beck Detmer                By: /s/ Harvey Randell Pierce*
        ---------------------------               ------------------------------
        Rosalie Beck Detmer                       Harvey Randell Pierce
        Assistant General Counsel                 Chairman of the Board and C.E.O.
        American Family Life Insurance            American Family Life Insurance
        Company                                   Company

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 19, 2001.


         SIGNATURES                                       TITLE                                   DATE
         ----------                                       -----                                   ----
/s/ HARVEY RANDELL PIERCE                  Chairman of the Board, and C.E.O.                    2/19/2001
-------------------------------------
    Harvey Randell Pierce

/s/ DAVID RALPH ANDERSON                   Director, President and C.O.O.                       2/19/2001
------------------------------------
    David Ralph Anderson

/s/ JOHN BRENT JOHNSON                     Director, Executive Vice President,                  2/19/2001
---------------------------------------    Treasurer
    John Brent Johnson

/s/ DANIEL ROBERT SCHULZ                   Vice President, Controller                           2/19/2001
--------------------------------------
    Daniel Robert Schulz

/s/ JAMES FRANCIS ELDRIDGE                 Director, Executive Vice President,                  2/19/2001
-------------------------------------      Secretary
    James Francis Eldridge

/s/ JOSEPH WILLIAM TISSERAND               Director, Vice President                             2/19/2001
------------------------------------
    Joseph William Tisserand

/s/ DANIEL RAYMOND DESALVO                 Director                                             2/19/2001
---------------------------------
Daniel Raymond DeSalvo

                                  EXHIBIT INDEX

1.A.3.a.i.        Form of Distribution Agreement among American Family Life Insurance Company, American Family
                  Variable Account I, and American Family Securities, LLC
1.A.3.b.          Registered Representative Agreement
2.                Opinion and consent of James F. Eldridge, Esq.
5.                Opinion and Consent of John Christensen, Chief Actuary-Life/Health as to actuarial matters pertaining to the securities being registered
6.                Opinion and consent of accountant
7.A.              Consent of Sutherland Asbill & Brennan LLP
7.B.              Consent of John Christensen, Chief Actuary-Life/Health
7.C.              Consent of James F. Eldridge, Esq.
8.                Description of American Family Life Insurance Company's Issuance, Transfer and Redemption
                  Procedures for Policies
10.A.             Form of Participation Agreement among Fidelity Variable Insurance Products Fund, Fidelity
                  Variable Insurance Products Fund II, Fidelity Variable Insurance Products Fund III,
                  Fidelity Distributors Corporation and American Family Life Insurance Company
10.B.             Form of Participation Agreement between Federated Insurance Series and American Family Life
                  Insurance Company
10.C.             Form of Participation Agreement between Strong Variable Insurance Funds, Inc., Strong
                  Opportunity Fund II, Inc. and American Family Life Insurance Company
10.D.             Form of Participation Agreement among American Family Life Insurance Company, SEI Insurance
                  Products Trust and SEI Investments Distribution Company